Exhibit 2.1

DATED 15 JUNE 2015

(1)    R.L. HARTSHORN AND OTHERS

(2)    QUANEX BUILDING PRODUCTS CORPORATION

SHARE PURCHASE AGREEMENT

-relating to-

FLAMSTEAD HOLDINGS LIMITED

No 1 Colmore Square, Birmingham, B4 6AA

T: 44(0)800 763 1000 F:44(0)800 763 2001 DX 721090 Birmingham 43

Also At: One America Square, Crosswall, London, EC3N 2SG

DX 700 London City

www.sghmartineau.com Email: lawyers@sghmartineau.com

TABLE OF CONTENTS

1.	INTERPRETATION	1

2.	SALE AND PURCHASE	7

3.	PURCHASE PRICE	8

4.	COMPLETION	8

5.	LEAKAGE	9

6.	WARRANTIES	10

7.	TAX COVENANT AND LIMITATION OF CLAIMS	11

8.	RELEASE OF GUARANTEES	11

9.	RETENTION ACCOUNT	11

10.	POST-COMPLETION RESTRICTIONS	12

11.	CONFIDENTIALITY AND ANNOUNCEMENTS	14

12.	FURTHER ASSURANCE	15

13.	ASSIGNMENT	15

14.	WHOLE AGREEMENT	15

15.	VARIATION AND WAIVER	16

16.	COSTS	16

17.	NOTICE	16

18.	BUYER WARRANTIES	17

19.	SEVERANCE	17

20.	AGREEMENT SURVIVES COMPLETION	17

21.	THIRD PARTY RIGHTS	17

22.	SUCCESSORS	17

23.	COUNTERPARTS	18

24.	GOVERNING LAW AND JURISDICTION	18

SCHEDULE 1 PARTICULARS OF SELLERS		19

SCHEDULE 2 PARTICULARS OF THE COMPANY AND SUBSIDIARIES		20

	Part 1 - The Company	20

	Part 2 - The Subsidiaries	22

SCHEDULE 3 COMPLETION		27

	Part 1 - What the Sellers shall deliver to the Buyer at Completion

	Part 2 - Matters for the board meeting at Completion

	Part 3 – Buyer’s obligations at Completion

SCHEDULE 4 WARRANTIES		28

	Part 1 – Fundamental Warranties	28

	Part 2 – General Warranties	29

	Part 3 - Tax Warranties	48

SCHEDULE 5 TAX COVENANT	52

SCHEDULE 6 PARTICULARS OF PROPERTIES	62

SCHEDULE 7 LIMITATIONS ON CLAIMS	64

SCHEDULE 8 EARN-OUT CONSIDERATION	68

THIS AGREEMENT is dated 15 June 2015.

PARTIES

(1)	The several persons whose names and addresses are set out in Schedule 1 (Sellers).

(2)	Quanex Building Products Corporation a corporation, duly organized and existing under the laws of the State of Delaware, having its business address at 1800 West Loop South Suite 1500 Houston, TX 77027 (Buyer).

BACKGROUND

(A)	The Sellers are the legal and beneficial owners of the number of Sale Shares set out opposite their respective names in Schedule 1 comprising in aggregate the whole of the issued share capital of the Company.

(B)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

AGREED TERMS

1.	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Accounts	the audited financial statements of the Company and each of the Subsidiaries as at and to the Accounts Date, comprising the consolidated accounts of the Company’s Group as at the Accounts Date and the individual accounts of the Subsidiaries, including in each case the balance sheet, profit and loss account together with the notes thereon, and the auditor’s and Directors’ reports (copies of which are contained in the Data Room).

Accounts Date	31 December 2014.

Acquisition Documents	means this agreement, the Disclosure Letter, documents in the agreed form and any other documents to be delivered on Completion.

Business	the business of the Company and the Subsidiaries, namely:

• the design and manufacture of PVCu building products in the United Kingdom including window, veranda, and decking, bi fold and patio doors and conservatory roof systems;

• the sale of specialist machines in the window fabrication market; and

• providing niche window manufacturing and product development.

Business Day	a day (other than a Saturday, Sunday or public holiday) when banks in the City of London and Dallas are open for business.

Buyer’s Solicitors	Travers Smith LLP of 10 Snow Hill London EC1A 2AL.

CAA 2001	the Capital Allowances Act 2001.

Claim and Substantiated Claim	have the meanings set out respectively in Schedule 7.

Company	Flamstead Holdings Limited, a company incorporated and registered in England and Wales with company number 05280415 further details of which are set out in Part 1 of Schedule 2.

Completion	completion of the sale and purchase of the Sale Shares in accordance with this agreement.

Completion Date	the date of this agreement.

Completion Payment	the sum of £85,652,559.

Confidential Information	all information (whether oral or recorded in any medium) relating to the business, financial or other affairs (including future plans) of the Company or a Subsidiary, which is treated by the Company or Subsidiary (as the case may be) as confidential, or is marked or is by its nature confidential.

Connected	in relation to a person, has the meaning given in section 1122 of the Corporation Tax Act 2010.

Control	shall be as defined in section 1124 of the Corporation Tax Act 2010, and the expression change of Control and Controlled shall be construed accordingly.

Data Room	the online Data Room maintained by Merrill, a copy of which as at 11 June 2015 is contained on a CD Rom in agreed form and attached to the Disclosure Letter.

Director	each person who is a director of the Company or any of the Subsidiaries, the names of whom are set out in Schedule 2.

Disclosed	fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter and/or the Data Room.

Disclosure Letter	the letter from the Warrantors to the Buyer with the same date as this agreement and described as the disclosure letter, including the documents in the Data Room.

Due Amount	the amount (if any) due for payment by the Sellers to the Buyer in respect of a Notified Claim that has been Resolved.

Encumbrance	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement.

Escrow Agent	ABN AMRO Bank N.V.

Escrow Bank	ABN AMRO Bank N.V.

Escrow Letter	the letter, in agreed form, from the Buyer and the Warrantors instructing and authorising the Escrow Agent to establish and operate the Retention Account.

Event	has the meaning given in Schedule 5.

FIL	Flamstead Investments Limited a company registered in England and Wales with registered number 6891809.

FSMA	the Financial Services and Markets Act 2000.

Fundamental Warranties	the warranties set out in Part 1 of Schedule 4.

Group	in relation to a company (wherever incorporated) that company, any company of which it is a subsidiary (its holding company) and any other subsidiaries of any such holding company; and each company in a group is a member of the group.

Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time.

Guarantee Obligations	As defined in clause 8

ICTA 1988	the Income and Corporation Taxes Act 1988.

IHTA 1984	the Inheritance Tax Act 1984.

Intellectual Property Rights	has the meaning given in paragraph 16 of Part 2 of Schedule 4.

Leakage	means (i) any costs or expenses relating to the sale of the Sale Shares or the other transactions contemplated by this agreement (including any professional advisers’ fees, any transaction or sale bonuses, finders fees, brokerage or other commissions) in each case paid to any person by the Company or any of the Subsidiaries in the period from the Locked Box Date to Completion or (ii) any of the following to the extent that they occur during the period from the Locked Box Date to Completion and are made to or for the benefit of any of the Sellers, any member of the Retained Group or any person Connected with the Sellers or any member of the Retained Group:

	(a)	any dividend or other distribution of profits or assets declared, paid or made (whether actual or deemed) by the Company or any of the Subsidiaries (other than to the Company or any of the Subsidiaries);

	(b)	any other payment by the Company or any of the Subsidiaries (other than to the Company or any of the Subsidiaries) in respect of any of its share capital or other securities (including any repayment of paid up share capital or redemption or purchase of any of its own shares);

	(c)	any discharge, waiver or discount by the Company or any of the Subsidiaries of all or any part of any claim, debt or liability;

	(d)	any transfer of assets, rights or other benefits by the Company or any of the Subsidiaries;

	(e)	any bonuses, loan repayments, management, service or directors’ fees, charges or other compensation or fees paid by the Company or any of the Subsidiaries;

	(f)	any other payment made by the Company or any of the Subsidiaries to the Sellers or any member of the Retained Group or any liabilities or obligations assumed, guaranteed, indemnified, secured or incurred, by the Company or any of the Subsidiaries for the benefit of the Sellers or any member of the Retained Group;

	(g)	any agreement or arrangement to do any of the matters or things referred to in any of paragraphs (a) and (f) above,

in each case, other than Permitted Leakage.

Leakage Amount	to the extent they constitute Leakage (and are not Permitted Leakage) the greater of the amount of the payment or transfer or otherwise the amount necessary to put the Company in the position it would have been in had such Leakage not occurred.

Leakage Demand	as defined in clause 5.1.

Locked Box Accounts	the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the Locked Box Date a copy of which is contained in the Data Room.

Locked Box Date	31 May 2015.

Management Accounts	the unaudited consolidated balance sheet and the unaudited consolidated profit and loss account of the Company, the Subsidiaries and the members of the Retained Group for the period of 3 months ended 31 March 2015 (a copy of which is contained in the Data Room).

Notified Claim	a Relevant Claim that is notified by the Buyer to the Sellers in accordance with this agreement on or before the Release Date.

Outstanding Claim	a Notified Claim that has not been Resolved on or before the Release Date.

Permitted Leakage	as defined in clause 5.7.

Pre-Sale Reorganisation	means:

(a) the acquisition by Garner Properties Limited of the entire issued share capital of FIL, Tarpey Harris and HL Ravenscroft Limited from the Company;

(b) the acquisition by the Company of 10,000 ordinary shares in the capital of Vintage Windows Limited from each of Dave Watts and Alan Cooke;

(c) the acquisition by the Company of 5,750 A Shares in the capital of Wegoma Machinery Sales Limited from each of Roger Hartshorn and Dave Watts and 6,500 B Shares in the capital of Wegoma Machinery Sales Limited from each of Gary Mayer and Fenya Mayer;

(d) the acquisition by FIL of the freehold property at 103 Denby Road, Marehay, Derbyshire DE55 7WH held by HL Plastics Limited; and

(e) the acquisition by Tarpey Harris of the wire erosion machine held on hire purchase by HL Plastics Limited.

Previously-owned Land and Buildings	has the meaning given in paragraph 19 of Part 2 of Schedule 4.

Properties	has the meaning given in paragraph 19 of Part 2 of Schedule 4.

Products	the products, articles, goods, materials and/or services designed, manufactured, imported, supplied or distributed by the Company or any Subsidiary or any such product in the course of development by or on behalf of the Company or any Subsidiary.

Purchase Price	the aggregate consideration to be paid by the Buyer for the Sale Shares as set out in clause 3.1.

Release Date	the second Business Day after the date falling 18 months after the Completion Date.

Relevant Claim	a Claim or a claim under the Tax Covenant.

Resolved	has the meaning given in clause 9.10.

Retained Group	together Tarpey Harris, HL Ravenscroft Limited and FIL and each a member of the Retained Group.

Retention Account	the interest-bearing deposit account entitled “Project Clarus” in the name of the Escrow Agent to be opened at the Escrow Bank in accordance with the Escrow Letter.

Retention Sum	the sum of £9,500,000.

Sale Shares	all the issued shares in the capital of the Company, as set out in Schedule 1.

Sellers’ Solicitors	SGH Martineau LLP, No 1 Colmore Square, Birmingham B4 6AA.

Subsidiaries	those subsidiaries of the Company details of which are set out in part 2 of Schedule 2 (Particulars of the Company and Subsidiaries) and excluding for the avoidance of doubt FIL and Tarpey Harris.

Tarpey Harris	Tarpey-Harris Limited a company incorporated and registered in England and Wales with registered number 958369.

Tax or Taxation	has the meaning given in Schedule 5 (Tax covenant).

Tax Covenant	the tax covenant as set out in Schedule 5 (Tax covenant).

Tax Claim	has the meaning given in Schedule 5 (Tax covenant).

Tax Warranties	the Warranties in Part 3 of Schedule 4 (Warranties).

Taxation Authority	has the meaning given in Schedule 5 (Tax covenant).

Taxation Statute	has the meaning given in Schedule 5 (Tax covenant).

TCGA 1992	the Taxation of Chargeable Gains Act 1992.

Third Party Claim	As defined in paragraph 10 of Schedule 7.

TMA 1970	the Taxes Management Act 1970.

VATA 1994	the Value Added Tax Act 1994.

Warranties	the warranties in clause 5 (Warranties) and Schedule 4 (Warranties).

Warrantors	Roger Laurence Hartshorn and Michael Bosworth (two of the Sellers).

1.2	Clause and schedule headings do not affect the interpretation of this agreement.

1.3	A person includes a corporate or unincorporated body.

1.4	Words in the singular include the plural and in the plural include the singular.

1.5	A reference to one gender includes a reference to the other gender.

1.6	A reference to a particular statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time, taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it; Provided that, as between the parties, no such amendment or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.7	Writing or written includes faxes but not e-mail.

1.8	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.9	Words shall not be given a restrictive meaning if they are introduced by the word “other”, by reason of the fact that they are preceded by words indicating a particular class of act, matter or thing; or by reason of the fact that they are followed by particular examples intended to be embraced by those general words.

1.10	References to clauses and schedules are to the clauses and schedules of this agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.11	Unless otherwise expressly provided, the obligations and liabilities of the Sellers and/or the Warrantors under this agreement are several.

1.12	References to this agreement include this agreement as amended or varied in accordance with its terms.

1.13	Unless the context otherwise requires words and phrases defined in the Companies Act 2006 at the date of this agreement shall bear the same meaning in this agreement.

2.	SALE AND PURCHASE

2.1	On the terms of this agreement, the Sellers shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee, free from all

Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

2.2	Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on him under the articles of association of the Company or otherwise and shall procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this agreement.

2.3	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3.	PURCHASE PRICE

3.1	The Purchase Price is the aggregate of:

3.1.1	the Completion Payment which shall be paid in cash on Completion; and

3.1.2	the Earn Out Payment (as defined in Schedule 8) which shall be calculated and paid in accordance with Schedule 8.

3.2	All payments to be made to the Sellers under this clause or Schedule 8 shall be made in sterling by electronic transfer of immediately available funds to the Sellers’ Solicitors (who are irrevocably authorised by the Sellers to receive the same). Payment in accordance with this clause shall be a good and valid discharge of the Buyer’s obligation to pay the sum in question and the Buyer shall not be concerned to see the application of the monies so paid.

3.3	The Purchase Price shall be apportioned between the Sellers as set out opposite their respective names in column 3 of Schedule 1.

3.4	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer:

3.4.1	for a breach of any Warranty;

3.4.2	under the Tax Covenant; or

3.4.3	under or pursuant to any other term of this agreement.

4.	COMPLETION

Completion shall take place on the Completion Date at the offices of the Sellers’ Solicitors or such other place as the Buyer and Sellers may agree.

4.1	At Completion the Sellers shall:

4.1.1	deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 3;

4.1.2	procure that a board meeting of the Company and each of the Subsidiaries is held at which the matters identified in Part 2 of Schedule 3 are carried out; and

4.1.3	deliver any other documents referred to in this agreement as being required to be delivered by them.

4.2	At Completion the Buyer shall:

4.2.1	pay the Completion Payment (less the Retention Sum) in cleared funds to the Sellers’ Solicitors;

4.2.2	pay the Retention Sum into the Retention Account;

4.2.3	comply with its obligations set out in Part 3 of Schedule 3.

5.	LEAKAGE

5.1	The Sellers undertake to the Buyer to pay to the Buyer on demand an amount equal to any Leakage Amount (Leakage Demand) plus costs and expenses (together with any irrecoverable VAT thereon) reasonably and properly incurred by the Buyer and/or the Company in relation to the Leakage Demand.

5.2	Any demand for payment under clause 5.1 is invalid and the Sellers shall not be liable under clause 5.1 unless such demand is notified to the Sellers on or before the date falling 9 months after the Completion Date, setting out reasonable details of the Leakage (including the matter or thing giving rise to the relevant Leakage and the Leakage Amount (where known), together (where calculable) with the amount repayable by the Sellers).

5.3	The Buyer’s only remedy in relation to Leakage is that contained in this clause 5.

5.4	The Sellers shall have ten Business Days upon receipt of a Leakage Demand to state in writing whether or not they agree with it or in the case of disagreement, the areas of dispute. If the Sellers do not respond to the Buyer they will be deemed to have agreed the Leakage Demand and it shall become final and binding on the Sellers and the Buyer.

5.5	If the Sellers agree the Leakage Demand (with such amendments thereto as the Sellers and the Buyer may agree in writing) the Leakage Demand shall become final and binding on the Sellers and the Buyer.

5.6	If the Sellers disagree with the Leakage Demand, the parties shall endeavour in good faith to agree any matter in dispute and if the matter is resolved by agreement (with such amendments thereto as the Sellers and the Buyer may agree in writing) then the Leakage Demand shall become final and binding on the Sellers and the Buyer. In the event that the parties are unable to reach agreement on a disputed Leakage Demand, any party may notify the other in writing that it wishes to refer the Leakage Demand (or any part which remains unsettled and has not been withdrawn) to an Expert (as defined below) for determination, such notification to identify the matters in dispute (the “Referral Notice”). The identity of such Expert shall be agreed between the parties and the Expert shall be appointed within 15 Business Days of a Referral Notice being served (the “Expert Appointment Period”). If the parties fail to agree the identity of the Expert within the Appointment Period, an Expert shall be appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales within 10 Business Days of the expiry of the Expert Appointment Period, on the application of any party. The Expert shall be provided with a copy of the Referral Notice by either party and shall be instructed to determine the matters in dispute in relation to the Leakage Demand (but no other matter) in accordance with the provisions of this agreement and to make such determination as soon as practicable and in any event within 10 Business Days of the Expert being instructed or such longer period as the Expert shall, in the Expert’s discretion, reasonably require. In making such determination, the Expert shall act as an expert and not as an arbitrator and his decision shall (in the absence of manifest error) be final and binding on the parties. The costs of the Expert shall be borne in such proportions as the Expert may direct or, in the absence of such direction, as to one half by the Buyer and the other half by the Sellers pro-rata to their holdings of Sale Shares as amongst themselves. For the purposes of this agreement, “Expert” means a partner of at least 5 years’ standing at an independent leading UK firm of accountants.

5.7	In this agreement Permitted Leakage means any of the following payments (in cash or in kind) by the Company or any of the Subsidiaries:

5.7.1	the payment by the Company of a dividend in the amount of no more than £649,000 on or around 9 June 2015;

5.7.2	the payment of salary and other benefits paid to Sellers not exceeding £6,500;

5.7.3	payments and transfers required to be made pursuant to the terms of the agreements effecting the Pre-Sale Reorganisation that have been Disclosed;

5.7.4	all payments arising from the ordinary course of trading consistent with past practice between the Company or any of the Subsidiaries and Tarpey Harris, not exceeding £40,000 in aggregate and otherwise on an arm’s length basis;

5.7.5	all payments to FIL and Marlborough House Properties under the terms of the property occupation arrangements that have been Disclosed;

5.7.6	the acquisition by Garner Properties Limited of a surplus van from HL Plastics for no more than £3,000 plus VAT;

5.7.7	the repayment by the Company of indebtedness of around £28,000 owing to Tarpey Harris; and

5.7.8	the repayment of intra group indebtedness owed between the Company/HL Plastics and FIL being a net amount of around £458,000 owing to FIL (calculated as the debt owed by the Company to FIL of approximately £714,000 less the debt owed by FIL to HL Plastics/the Company of approximately £256,000).

5.8	The Purchase Price shall be treated as reduced by any payments or deductions made under this clause 5.

6.	WARRANTIES

6.1	The Sellers warrant to the Buyer on a several basis that the Fundamental Warranties are true, accurate and not misleading on the date of this agreement.

6.2	The Warrantors jointly and severally warrant to the Buyer that (save for the Fundamental Warranties) each Warranty is true, accurate and not misleading on the date of this agreement except as Disclosed.

6.3	Warranties qualified by the expression so far as the Warrantors are aware or to the extent of the Warrantor’s knowledge and belief or any similar expression are deemed to be given to the best of the knowledge, information and belief which the Warrantors have having made reasonable enquiries of each other and the following persons:

Name
Emma Arrell
Dave Chambers
Adrian Renshaw
Dave Watts
Alan Cooke
Gary Mayer

6.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

6.5	The Warrantors and the Buyer agree that the Tax Warranties set out in Part 3 of Schedule 4 are the only Warranties given in respect of Tax.

6.6

The Warrantors hereby undertake to the Buyer and to the Company, the Subsidiaries and each of the employees, directors, agents or officers of the Company and any of the Subsidiaries (Officers) that they waive any and all claims which they might otherwise have against any of them in relation to any opinion or information supplied by the Company or any of the Subsidiaries or by or on behalf of any Officer to the Warrantors or their advisers in connection with the Warranties, the Disclosure Letter or this Agreement.

7.	TAX COVENANT AND LIMITATION OF CLAIMS

7.1	The provisions of Schedule 5 (Tax covenant) apply in this agreement.

7.2	The provisions of Schedule 7 (Limitations on Claims) apply in this agreement.

8.	RELEASE OF GUARANTEES

In respect of all guarantees, indemnities, suretyships, covenants or other obligations given or assumed by any member of the Retained Group or any of the Sellers in respect of the liabilities or obligations of the Company or any of the Subsidiaries (Guarantee Obligations):

8.1	the Buyer shall indemnify each member of the Retained Group and the Sellers against all liabilities, costs, expenses, damages and losses and all other reasonable professional costs and expenses suffered or incurred by each member of the Retained Group and the Sellers after Completion and arising out of or in connection with the Guarantee Obligations or any of them; and

8.2	the Buyer shall, and shall procure that the Company and each of the Subsidiaries shall, use all reasonable commercial endeavours to procure the release of the Guarantee Obligations as soon as reasonably practicable after Completion.

9.	RETENTION ACCOUNT

9.1	Following Completion, the Retention Sum shall be held in the Retention Account in accordance with the terms of this clause 9 and the Escrow Letter.

9.2	Any interest that accrues on the credit balance on the Retention Account from time to time shall be credited to the Retention Account and shall be distributed as provided in this clause 9.

9.3	The liability to taxation on any interest on any amount in the Retention Account shall be borne by the party ultimately entitled to that interest.

9.4	The Buyer and the Warrantors shall promptly provide such instructions to the Escrow Agent (where relevant in the form specified by the Escrow Letter) and take all other actions in relation to the Retention Account as are necessary to give effect to the provisions of this clause 9.

9.5	The amount of the Retention Sum shall not be regarded as imposing any limit on the amount of any claims under this agreement.

9.6	No amount shall be released from the Retention Account otherwise than in accordance with this clause 9 and the terms of the Escrow Letter.

9.7	If a Notified Claim arises and is Resolved on or before the Release Date, the parties shall, as soon as reasonably practicable and in any event within 5 Business Days of the Notified Claim being Resolved, instruct the Escrow Agent to release to the Buyer from the Retention Account the Due Amount in respect of that Notified Claim (or, if lower, the amount standing to the credit of the Retention Account).

9.8	On the Release Date, the parties shall instruct the Escrow Agent to release to the Warrantors from the Retention Account an amount (if anything) equal to the remaining balance of the Escrow Sum standing to the credit of the Retention Account less the following sums:

9.8.1	if there are any Outstanding Claims, an amount equal to the Buyer’s reasonable estimate of the Warrantors’ aggregate liability in respect of those Outstanding Claims; and

9.8.2	any Due Amounts to the extent they have not been satisfied in accordance with clause 9.7 or otherwise on or before the Release Date.

9.9	If, following the Release Date, the Escrow Sum (or any part of it) continues to be held in the Retention Account pending resolution of any Outstanding Claims, the following provisions shall apply:

9.9.1	upon an Outstanding Claim being Resolved, the parties shall, as soon as reasonably practicable and in any event within 5 Business Days of the Outstanding Claim being Resolved, instruct the Escrow Agent to release to the Buyer from the Retention Account any unpaid Due Amount in respect of that Outstanding Claim (or, if lower, the amount standing to the credit of the Retention Account (less any applicable bank charges); and

9.9.2	after all Outstanding Claims have been Resolved and all Due Amounts have been paid to the Buyer in full, the parties shall, as soon as practicable, instruct the Escrow Agent to release to the Warrantors the remaining balance (if any) standing to the credit of the Retention Account.

9.10	A Notified Claim shall be deemed to be Resolved for the purposes of this clause if it has been:

9.10.1	agreed in writing between the Buyer and the Warrantors as to both liability and quantum;

9.10.2	finally determined (as to both liability and quantum) by a court of competent jurisdiction from which there is no right of appeal, or from whose judgment the relevant party is debarred (by passage of time or otherwise) from making an appeal; or

9.10.3	unconditionally withdrawn by the Buyer in writing.

9.11	Any payments made from the Retention Account to the Buyer under this clause 9 shall (to the extent permitted at law) be treated as a reduction of the Purchase Price.

10.	POST-COMPLETION RESTRICTIONS

10.1	Each of the Warrantors severally covenants with the Buyer that he shall not:

10.1.1	at any time during the period of 2 years beginning with the Completion Date, in any geographic areas in which any business of the Company or any of the Subsidiaries was carried on at the Completion Date, carry on or be employed, engaged or interested in any business which would be in competition with any part of the Business as the Business was carried on at the Completion Date; or

10.1.2	at any time during the period of 2 years beginning with the Completion Date, deal with any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or any of the Subsidiaries for the supply of goods and/or services which are competitive with any of those supplied to such person by the Company or any of the Subsidiaries during the 12 month period immediately preceding the Completion Date; or

10.1.3	at any time during the period of 2 years beginning with the Completion Date, canvass, solicit or otherwise seek the custom of any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or any of the Subsidiaries for the supply of goods and/or services which are competitive with any of those supplied to such person by the Company or any of the Subsidiaries during the 12 month period immediately preceding the Completion Date; or

10.1.4	at any time during the period of 2 years beginning with the Completion Date offer employment to, enter into a contract for the services of, or attempt to entice away from the Company or any of the Subsidiaries, any individual who is at the time of the offer or attempt, and was at the Completion Date:

10.1.4.1	an employee of the Company or any of the Subsidiaries and likely (in the reasonable opinion of the Buyer) to be in possession of Confidential Information relating to, or able to influence the customer relationships or connections of, the Company or specify job titles; or

10.1.4.2	a senior employee, consultant or contractor of the Company or any of the Subsidiaries earning annual compensation of more than £40,000;

10.1.5	at any time during a period of 2 years beginning with the Completion Date, solicit or entice away from the Company or any of the Subsidiaries any supplier to the Company or any of the Subsidiaries who had supplied goods and/or services to the Company or any of the Subsidiaries at any time during the 12 months immediately preceding the Completion Date, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Company or any of the Subsidiaries.

10.1.6	at any time after Completion, use in the course of any business:

10.1.6.1	the words “H L Plastics”, “Liniar”, “Vintage Windows” or “Wegoma”; or

10.1.6.2	any trade or service mark, design or logo which, at Completion, is used by the Company or any of the Subsidiaries; or

10.1.6.3	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, design or logo.

10.2	The covenants in clause 10 are intended for the benefit of the Buyer, the Company and the Subsidiaries and apply to actions carried out by the Warrantors in any capacity and whether directly or indirectly, on the Warrantors’ own behalf, on behalf of any other person or jointly with any other person.

10.3	Nothing in this clause 10 prevents:

10.3.1	any of the Warrantors from being officers, employees and shareholders of Tarpey Harris in relation to the business of Tarpey Harris as carried on at the Completion Date;

10.3.2	use of the name “Flamstead Investments Limited”.

10.4	Nothing in clause 10 prevents the Warrantors or any of them from holding for investment purposes only:

10.4.1	any units of any authorised unit trust; or

10.4.2	not more than 5% of any class of shares or securities of any company traded on a recognised investment exchange (within the meaning of FSMA).

10.5	Each of the covenants in clause 10 is a separate undertaking by each Warrantor in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in clause 10. Each of the covenants in clause 10 is considered fair and reasonable by the parties, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

10.6

Nothing in the undertakings set out in clause 10 shall be deemed to prohibit any action in respect of any business or part of any business in which (otherwise than as a result of any breach of any of those undertakings by any of the Warrantors) the Company, the Subsidiaries, and the Buyer and every other subsidiary of the Buyer have ceased to be involved prior to any event giving rise to a claim, or which would but for this clause 10.6 give rise to a claim, under this clause 10.

11.	CONFIDENTIALITY AND ANNOUNCEMENTS

11.1	Each of the Sellers severally undertakes to the Buyer to keep confidential all information which they have acquired about the Company and the Subsidiaries and the Buyer’s Group (as such Group is constituted immediately before Completion) and their respective businesses and assets and shall not use or disclose to any person such information.

11.2	The Buyer undertakes to Roger Hartshorn to keep confidential all information which it has acquired about Tarpey Harris and its businesses and assets and shall not use or disclose to any person such information.

11.3	The Sellers shall not (without the prior written consent of the Buyer) and the Buyer shall not (without the prior written consent of the Warrantors) disclose the contents of this Agreement or the other Acquisition Documents.

11.4	A party does not have to keep confidential or restrict its use of:

11.4.1	information that is or becomes public knowledge other than as a direct or indirect result of a breach of this agreement;

11.4.2	information that it receives from a source not connected with the party to whom the duty of confidence is owed that it acquires free from any obligation of confidence to any other person; or.

11.4.3	Information in the proper performance of his duties as an officer or employee or any member of the Company’s Group.

11.5	Any party may disclose any information that it is otherwise required to keep confidential under clause 11:

11.5.1	to such professional advisers, consultants and employees or officers of its Group as are reasonably necessary to advise on this agreement, if the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

11.5.2	to confirm that the sale has taken place, and the date of the sale (but without otherwise revealing any other items of sale or making any other announcement).

11.6	Clause 11 shall not prohibit disclosure of information to the extent that the disclosure is required:

11.6.1	by law; or

11.6.2	by a regulatory body, Taxation Authority or securities exchange; or

11.6.3	to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange; or

11.6.4	to protect the disclosing party’s interest in any legal proceedings,

but the disclosing party shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.

12.	FURTHER ASSURANCE

12.1	The Sellers shall (at their expense) promptly execute and deliver all such documents, and do all such things, as the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this agreement.

12.2	Garner Properties Limited and Janet Hartshorn each hereby irrevocably appoint Roger Hartshorn to act on their behalf and to represent them on an exclusive basis in relation to any variation of the terms of this agreement and the Acquisition Documents and the settlement or resolution of any matter arising from or the giving or receiving of any notice under the terms of this agreement and the Acquisition Documents including, without limitation settling Claims.

12.3	Joan Bosworth hereby irrevocably appoints Michael Bosworth to act on her behalf and to represent her on an exclusive basis in relation to any variation of the terms of this agreement and the Acquisition Documents and the settlement or resolution of any matter arising from or the giving or receiving of any notice under the terms of this agreement and the Acquisition Documents including, without limitation settling Claims.

13.	ASSIGNMENT

13.1	Each party that has rights under this agreement is acting on its own behalf.

13.2	Save as permitted under this Agreement, none of the parties nor their respective successors and assignees shall be entitled to assign its rights or obligations under this Agreement without the prior written consent of the others.

13.3	The Buyer may:

13.3.1	assign its rights under this Agreement to a member of the Buyer’s Group subject always to the following:

13.3.1.1	where such assignee ceases to be a member of the Buyer’s Group such assignee shall be obliged as soon as reasonably practicable after such cessation to assign the rights under this Agreement back to a member of the Buyer’s Group; and

13.3.1.2	the assignor shall remain liable in respect of its obligations under this Agreement notwithstanding any such assignment, including for the avoidance of doubt the provisions of this clause 13;

13.3.2	assign or encumber its rights by way of security to a provider of financial facilities to the Company.

13.4	An assignment or encumbrance of rights by the Buyer shall not increase the liabilities and obligations of the Sellers.

14.	WHOLE AGREEMENT

14.1	This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

14.2	This agreement together with all documents entered into or to be entered into pursuant to its provisions constitutes the entire agreement between the parties in relation to its subject matter and supersedes all prior agreements, understandings and discussions between the parties, other than representations made fraudulently.

14.3	Each of the parties acknowledges that it is not relying on any statements or warranties given or made by the others in relation to the subject matter of this agreement, save those expressly set out in this agreement and other documents referred to above and that it shall have no rights or remedies with respect to such subject matter otherwise than under this agreement (and the documents executed at the same time as it or entered into pursuant to it) save to the extent that they arise out of the fraud or fraudulent misrepresentation of any party.

15.	VARIATION AND WAIVER

15.1	Any variation of this agreement shall be in writing and signed by or on behalf of the parties.

15.2	Any waiver of any right under this agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given and, except as to the circumstances specifically associated with such waiver, shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

15.3	A party that waives a right in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

15.4	No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

15.5	No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

15.6	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

16.	COSTS

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

17.	NOTICE

17.1	A notice given under this agreement:

17.1.1	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

17.1.2	shall be sent for the attention of the person, and to the address or fax number, specified in clause 17 (or such other address or person as each party may notify to the others in accordance with the provisions of clause 17); and

17.1.3	shall be:

17.1.3.1	delivered personally; or

17.1.3.2	sent by pre-paid first-class post or recorded delivery; or

17.1.3.3	(if the notice is to be served by post outside the country from which it is sent) sent by airmail.

17.2	Any notice to one of the Sellers shall (unless otherwise notified to the Buyer by notice in writing) be given to their address as set out in Schedule 1.

17.3	The address for service of notice upon the Buyer (unless otherwise notified to the Sellers by notice in writing) is:

17.4	Address: 1800 West Loop South, Suite 1500 Houston, Texas, 77027 USA

For the attention of: Brent Korb

17.5	A notice is deemed to have been received:

17.5.1	if delivered personally, at the time of delivery; or

17.5.2	in the case of pre-paid first class post or recorded delivery 2 Business Days from the date of posting; or

17.5.3	in the case of airmail, 5 Business Days from the date of posting; or

17.5.4	if deemed receipt under the previous paragraphs of clause 17.5 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.

18.	BUYER WARRANTIES

18.1	The Buyer warrants to the Sellers that

18.1.1	the Buyer has the requisite power and authority to enter into and perform this agreement and the other documents referred to in it;

18.1.2	this agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on the Buyer in the terms of the agreement and such other documents; and

18.1.3	compliance with the terms of this agreement and the documents referred to in it shall not breach or constitute a material default under any of the following:

18.1.3.1	any agreement or instrument to which the Buyer is bound;

18.1.3.2	any order, judgment, decree or other restriction applicable to the Buyer.

19.	SEVERANCE

19.1	If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

19.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

20.	AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

21.	THIRD PARTY RIGHTS

21.1	This agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

21.2	Notwithstanding that any provision of this Agreement may be enforceable by any third party this Agreement and its provisions may be amended, waived, modified, rescinded or terminated by the parties to this Agreement without the consent or approval of any third party.

22.	SUCCESSORS

The rights and obligations of the Sellers and the Buyer under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns and in the case of individuals their respective estates.

23.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

24.	GOVERNING LAW AND JURISDICTION

24.1	This agreement and any disputes or claims arising out of or in connection with its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the law of England.

24.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

24.3	The Buyer irrevocably appoints Law Debenture Corporate Services Limited of 5th Floor, 100 Wood Street, London, EC2V 7EX as its agent to receive on its behalf in England or Wales service of any proceedings under clause 24.1. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Buyer) and shall be valid until such time as the Buyer has received prior written notice that such agent has been replaced with a new agent with an address in England. If for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, the Buyer shall forthwith appoint a substitute and deliver to the Sellers the new agent’s name and address within England and Wales.

24.4	The parties irrevocably consent to any process in any legal action or proceedings under clause 24.1 above being served on it in accordance with the provisions of this agreement relating to service of notices of claims. Nothing contained in this agreement shall affect the right to serve process in any other manner permitted by law.

This agreement has been entered into on the date stated at the beginning of it.

SCHEDULE 1

PARTICULARS OF SELLERS

[This Schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Quanex Building Products Corporation hereby undertakes to furnish supplementally a copy of this omitted Schedule upon request by the Securities and Exchange Commission.]

SCHEDULE 2

PARTICULARS OF THE COMPANY AND SUBSIDIARIES

Part 1 - The Company

Name:	Flamstead Holdings Limited

Country of Incorporation:	England & Wales

Registration number:	05280415

Registered office:	Flamstead House Denby Hall Business Park Denby Ripley DE5 8JX

Share capital:	£8,457,492.34, divided into: 3,953,100 ordinary shares of £1 each; 1,500,000 A preference shares of £1 each; 3,000,000 B preference shares of £1 each; and 439,234 C ordinary shares of £0.01 each.

Directors:	Michael Bosworth Roger Laurence Hartshorn Emma Jane Arrell Joan Bosworth Janet Hartshorn

Secretary:	Emma Jane Arrell

Auditor	KPMG LLP

Registered Charges	1. Full Form Debenture

Leumi ABL Limited Created: 25/06/2009

Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

2. Debenture

Lloyds TSB Bank plc Created: 21/09/2009

Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

3. Debenture

Lloyds TSB Bank plc Created: 21/09/2009

Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

4. Omnibus Guarantee and Set-Off Agreement

Lloyds TSB Bank plc

Created: 21/09/2009

Any sum or sums for the time being standing to the credit of any one or more of any present or future accounts of the companies or any of them with the Bank (including any accounts held in the Bank’s name with any designation which includes the name(s) of the companies or any of them) whether such accounts be denominated in sterling or in a currency or currencies other than sterling.

Part 2 - The Subsidiaries

Name:	H L Plastics Limited

County of Incorporation:	England & Wales

Registration number:	03360857

Registered office:	Flamstead House Denby Hall Business Park Denby Ripley DE5 8JX

Share capital:	£6,000,000, divided into: 6,000,000 ordinary shares of £1 each.

Registered shareholders:	Flamstead Holdings Limited – 6,000,000 ordinary

Directors:	Emma Jane Arrell Michael Bosworth Roger Laurence Hartshorn

Secretary:	Emma Jane Arrell

Auditor	KPMG LLP

1. Full Form Debenture

Leumi ABL Limited Created: 25/06/2009

Registered Charges	Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

2. Debenture

Lloyds TSB Bank plc Created: 21/09/2009

Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

3. Debenture

Lloyds TSB Bank plc Created: 21/09/2009

Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

4. Omnibus Guarantee And Set-Off Agreement

Lloyds TSB Bank plc

Created: 21/09/2009

Any sum or sums for the time being standing to the credit of any one or more of any present or future accounts of the companies or any of them with the Bank (including any accounts held in the Bank’s name with any designation which includes the name(s) of the companies or any of them) whether such accounts be denominated in sterling or in a currency or currencies other than sterling.

5. Full Form Debenture

Leumi ABL Limited

Created: 23/11/2011

Fixed and floating charges over the undertaking and all property and assets present and future, including goodwill, uncalled capital, buildings, fixtures, plant & machinery.

6. Mortgage

Lloyds TSB Bank plc

Created: 19/03/2013

F/H property k/a 103 Denby Road, Marehay, Derbyshire T/No. DY474141 together with all buildings & fixtures (including trade fixtures), fixed plant & machinery by way of fixed charge, all present & future book & other debts, floating charge over all moveable plant machinery, implements, utensils, furniture & equipment by way of assignment. The goodwill of the business (if any). The full benefit of all licences & guarantees.

Name:	Vintage Windows Limited

Country of Incorporation:	England and Wales

Registration number:	05978580

Registered office:	Flamstead House Denby Hall Business Park Denby Ripley DE5 8JX

Share capital:	£40,000, divided into: 40,000 ordinary shares of £1 each.

Registered shareholders (and number of shares held):	The Company – 40,000 ordinary

Directors:	Emma Jane Arrell Michael Bosworth Alan Cooke Roger Laurence Hartshorn David Watts

Secretary:	Emma Jane Arrell

Auditor	KPMG LLP

Registered Charges	None

Name:	Wegoma Machinery Sales Limited

Country of Incorporation:	England and Wales

Registration number:	08938601

Registered office:	Flamstead House Denby Hall Business Park Denby Ripley DE5 8JX

Share capital:	£50,000, divided into: 37,000 A ordinary shares of £1 each; and 13,000 B ordinary shares of £1 each.

Registered shareholders (and number of shares held):	The Company – 37,000 A ordinary and 13,000 B ordinary shares.

Directors:	Emma Jane Arrell Roger Laurence Hartshorn Fenya Louise Mayer Gary Alan Mayer David Watts

Secretary:	Emma Jane Arrell

Auditor	None

Registered Charges	None

Name:	Liniar Limited

Country of Incorporation:	England and Wales

Registration number:	05625493

Registered office:	Flamstead House Denby Hall Business Park Denby Ripley DE5 8JX

Share capital:	£10,000, divided into: 10,00 ordinary shares of £1 each

Registered shareholders (and number of shares held):	The Company – 10,000 ordinary

Directors:	Emma Jane Arrell Michael Bosworth Roger Laurence Hartshorn

Secretary:	Emma Jane Arrell

Auditor	None

Registered Charges

1. Debenture

Lloyds TSB Bank plc

Created: 21/09/2009

Fixed and floating charge over the undertaking and all property and assets present and future, including goodwill, book debts, uncalled capital, buildings, fixtures, fixed plant & machinery.

2. Omnibus Guarantee And Set-Off Agreement

Lloyds TSB Bank plc

Created: 21/09/2009

Any sum or sums for the time being standing to the credit of any one or more of any present or future accounts of the companies or any of them with the Bank (including any accounts held in the Bank’s name with any designation which includes the name(s) of the companies or any of them) whether such accounts be denominated in sterling or in a currency or currencies other than sterling.

SCHEDULE 3

COMPLETION

[This Schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Quanex Building Products Corporation hereby undertakes to furnish supplementally a copy of this omitted Schedule upon request by the Securities and Exchange Commission.]

SCHEDULE 4

WARRANTIES

Part 1 – Fundamental Warranties

1.	POWER TO SELL THE COMPANY

1.1	The Sellers have all requisite power and authority to enter into and perform this agreement and the other documents referred to in it in accordance with their respective terms.

1.2	This agreement constitutes valid, legal and binding obligations on the Sellers in the terms of this agreement and such other documents.

1.3	Compliance with the terms of this agreement and the documents referred to in it shall not breach or constitute a default under any of the following:

1.3.1	any agreement or instrument to which any of the Sellers is a party or by which any of them is bound; or

1.3.2	any order, judgment, decree or other restriction applicable to any of the Sellers.

2.	SHARES IN THE COMPANY AND SUBSIDIARIES

2.1	The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid.

2.2	The Sellers are the legal and beneficial owners of the Sale Shares.

2.3	Part 2 of Schedule 2 lists all the Subsidiaries of the Company at the date of this agreement and sets out particulars of their allotted and issued share capital.

2.4	The Company is the sole legal and beneficial owner of the whole allotted and issued share capital of each of the Subsidiaries.

2.5	The issued shares of the Subsidiaries are fully paid up.

2.6	No right has been granted to any person to require the Company or any of the Subsidiaries to issue any share capital and no commitment has been given to issue or allot any share capital and no person has claimed any rights in connection with any of those things.

Part 2 – General Warranties

1.	CONSTITUTIONAL AND CORPORATE DOCUMENTS AND PRE-SALE REORGANISATION

1.1	The copies of the memorandum and articles of association or other constitutional documents of the Company Disclosed to the Buyer or its advisers are true and complete in all material respects and copies of all the resolutions and agreements required to be annexed to or incorporated in those documents by the law applicable are annexed or incorporated.

1.2	The statutory books and registers of the Company and the Subsidiaries have been properly kept in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

1.3	So far as the Warrantors are aware, all returns, particulars, resolutions and other documents which the Company or any of the Subsidiaries is required by law to file with or deliver to the Registrar of Companies in England and Wales have been made up and filed or, as the case may be, delivered.

1.4	Neither the Company nor any of the Subsidiaries:

1.4.1	holds or beneficially owns, or has agreed to acquire, any securities of any corporation other than its own Subsidiaries; or

1.4.2	is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

1.4.3	has, outside its country of incorporation, any branch or permanent establishment.

1.5	The Pre-Sale Reorganisation has been completed in compliance with all applicable laws and all documents entered into in relation to the Pre-Sale Reorganisation are Disclosed.

1.6	The assets legally and/or beneficially owned by the Company and the Subsidiaries are, in all material respects, the same as those assets previously held, prior to the Pre-sale Reorganisation, by the Company’s Group exclusively or predominantly in relation to the Business and, except in the ordinary course of business, no assets relating exclusively or predominantly to the Business have been disposed of or transferred to an entity other than the Company or the Subsidiaries.

1.7	The rights, properties and assets of the Company and the Subsidiaries, the facilities and services to which the Company and the Subsidiaries have a contractual right, and the rights of the Buyer pursuant to this Agreement and the other ancillary documents relating to this Agreement together include all rights, properties, assets, facilities and services which are reasonably necessary for the Buyer to carry on the Business after Completion in the places and substantially in the manner in which it is carried on as at the date of this Agreement and was carried on in the 6 months prior to the date of this Agreement. The Company and the Business does not depend in any material respect on the use of assets owned, or facilities and services provided, by the Sellers or any member of the Retained Group which will not be transferred to the Buyer or the Company (or the Subsidiaries) on the Completion Date.

2.	LICENCES AND CONSENTS

2.1	Copies of all current legally required licences, permits, permissions, certificates, notifications, approvals and registrations (“Consents”) received or held by the Company and each of the Subsidiaries are Disclosed.

2.2	So far as the Warrantors are aware, the Company and each of the Subsidiaries (and their respective Products) has all Consents necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting and have been complied with in all material respects.

2.3	No notice has been received by the Company or any of the Subsidiaries to suggest that any of the Consents referred to in paragraph 2.1 above should be suspended, cancelled, revoked, materially varied and/or not renewed on the same terms (“Action”), and, so far as the Warrantors are aware, no circumstances existing including the proposed transaction which are reasonably likely to result in such Action.

3.	ACCOUNTS

3.1	The Accounts have been prepared:

3.1.1	in accordance with all applicable laws;

3.1.2	in accordance with accounting standards, policies, principles and practices generally accepted in the jurisdiction in which each Subsidiary is incorporated; and

3.1.3	on a basis consistent with those adopted in the preparation of the audited accounts of the Company for the two immediately preceding financial years of that Subsidiary.

3.2	The Accounts give a true and fair view of the Company’s Group as at the Accounts Date and of the profit or loss of the Company’s Group for the accounting period ended on the Accounts Date.

3.3	The financial and accounting records of the Company and the Subsidiaries comply with all applicable laws.

4.	LOCKED BOX AND MANAGEMENT ACCOUNTS

4.1	The Locked Box Accounts have been prepared on a basis consistent with that employed in the preparation of the Accounts and show a fair view of the state of affairs and profit and loss of each of the Company and the Subsidiaries as at and for the period in respect of which they have been prepared.

4.2	The Management Accounts have been prepared in good faith with due care and attention and show a reasonably accurate view of the state of affairs and profit and loss of each of the Company and the Subsidiaries as at and for the period in respect of which they have been prepared.

5.	CHANGES SINCE ACCOUNTS DATE

5.1	Since the Accounts Date:

5.1.1	the Company and each of the Subsidiaries has conducted its business in all material respects in the normal course and as a going concern;

5.1.2	so far as the Warrantors are aware, there has been no material adverse change in the turnover or financial position of the Company’s Group;

5.1.3	no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company; and

5.1.4	no shareholder resolutions of the Company or any of the Subsidiaries have been passed other than as routine business at the annual general meeting.

6.	LAW, DISPUTES AND INVESTIGATIONS

6.1	No notice has been received by the Company or any of the Subsidiaries suggesting that they are in breach of any applicable law, common law or binding regulation and the Warrantors are not aware of any reason why any such notice may be issued.

6.2	Neither the Company nor any of the Subsidiaries:

6.2.1	is engaged, nor has been engaged in the two years prior to Completion, in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency, court, tribunal, arbitral panel or the like (except for debt collection in the normal course of business); or

6.2.2	is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

6.3	So far as the Warrantors are aware, no such proceedings, investigation or inquiry as are mentioned in paragraph 6.2 of Part 2 of this Schedule 4 have been threatened or are pending nor are there any circumstances reasonably likely to give rise to the same.

7.	DEFECTIVE PRODUCTS

7.1	Neither the Company nor any of the Subsidiaries has in the last 2 years received any communication or notice alleging that it has manufactured or sold any Products with an aggregate sale value per transaction, excluding VAT, of more than £10,000 which were, at the time they were manufactured or sold, faulty, dangerous, non-compliant or defective or did not comply with:

7.1.1	warranties or representations expressly made or implied by or on behalf of the Company or relevant Subsidiary; or

7.1.2	all laws, regulations, standards, approvals, markings, advertising or performance claims and requirements applicable to the Products.

7.2	There is Disclosed all Products with a value over £5,000 sold by the Company or any of the Subsidiaries that has been returned in the 12 month period ended on 31 March 2015 by the customer concerned and which have been replaced or for which a credit note has been issued.

7.3	No proceedings, claims, complaints, investigations and/or regulatory action have been commenced or, so far as the Warrantors are aware, are pending or have been threatened against the Company or any of the Subsidiaries in which it is claimed that any Products manufactured or sold by the company concerned (i) have caused bodily injury or material damage to any person or property and/or (ii) are faulty, defective, dangerous or non-compliant and giving rise to or reasonably likely to give rise to a loss or liability of the Company and the Subsidiaries of more than £500,000 (“Product Claims”) and, so far as the Warrantors are aware, no circumstances exist which may give rise to any such Product Claims.

7.4	The Products have not been the subject of any recall, withdrawal and/or notification before or after being placed on the market and, so far as the Warrantors are aware, no facts or circumstances exist which may give rise to such recall, withdrawal and/or notification.

7.5	The Company and the Subsidiaries have not agreed to produce or deliver replacement Products and/or perform replacement or additional services after the date of this agreement or to take back any Products (whether defective or not) or reimburse the cost of any services or to effect modifications or repairs to the Products free of charge or otherwise than at arm’s-length rates or to issue a credit note, money-back guarantee or write-off or reduce indebtedness in respect thereof.

7.6	The Company and the Subsidiaries have adequate public and product liability insurance cover in respect of the Products and no material claims, events and/or liabilities have been notified under any such insurance cover nor, so far as the Warrantors are aware, are any such notifications currently outstanding or anticipated.

8.	COMPETITION

8.1	The definition in this paragraph applies in this agreement.

Competition Law	the applicable legislation or regulations of any jurisdiction in which the Company or any of the Subsidiaries conducts, has conducted or intends to conduct business (or where its activities may have an effect), which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

8.2	Neither the Company nor any of the Subsidiaries is or has at any time during the period of 5 years prior to the date of this Agreement been engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of Competition Law and so far as the Warrantors are aware, no Director is engaged in any activity which would be an offence or infringement under Competition Law.

8.3	Neither the Company nor any of the Subsidiaries is or has at any time during the period of 5 years prior to the date of this Agreement been the subject of any investigation, inquiry or proceedings by any relevant government body, agency or authority or in receipt of any complaint from any third party in connection with any actual or alleged infringement of the Competition Law.

8.4	So far as the Warrantors are aware, no such investigation, inquiry, proceedings or complaint as mentioned in paragraph 8.3 of Part 2 of this Schedule 4 have been threatened or are pending.

8.5	Neither the Company nor any of the Subsidiaries is or has at any time during the period of 5 years prior to the date of this Agreement been affected by any existing or pending decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing Competition Law and neither the Company nor any of the Subsidiaries have given any undertakings or commitments to such bodies which affect the conduct of the Business as it is carried on at the date of this agreement.

8.6	Neither the Company nor any of the Subsidiaries is or has at any time during the period of 5 years prior to the date of this Agreement been in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 88 of the EC Treaty or Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the internal market.

9.	ANTI-BRIBERY AND CORRUPTION

9.1	The Company, the Subsidiaries and its and their officers, employees and agents (past and present) in the course of their respective duties have complied in all material respects with:

9.1.1	all applicable anti-bribery, corruption and/or whistleblowing laws and regulations of the United Kingdom and any foreign jurisdiction in which the Business is carried on;

9.1.2	any anti-bribery, corruption and/or whistleblowing policy belonging to the Company or the Subsidiaries; and

9.1.3	so far as the Warrantors are aware, any relevant anti-bribery, corruption and/or whistleblowing obligations pursuant to any contract with any third party.

9.2	The Company and the Subsidiaries have in place adequate procedures to prevent any person who is “associated” with the Company and the Subsidiaries for the purposes of section 8 of the Bribery Act 2010, from undertaking any activity, practice or conduct relating to the Business that would constitute an offence under any of the anti-bribery, corruption and/or whistleblowing laws and regulations of the United Kingdom and any foreign jurisdiction in which the Business is carried on.

10.	CONTRACTS

10.1	The definition in this paragraph applies in this agreement.

Contracts	(1)	Customer Agreements;

	(2)	Supply Agreements;

	(3)	Royalty Agreements;

	(4)	Agency Agreements; and

	(5)	Distributorship Agreements;

10.2	All outstanding written framework and trading agreements entered into by the Company and each of the Subsidiaries with their customers based on a top 10 list of customers by value are Disclosed in the Data Room (“Customer Agreements”).

10.3	All outstanding written supply agreements entered into by the Company and each of the Subsidiaries with their suppliers listed in the top 10 by value are Disclosed in the Data Room (“Supply Agreements”).

10.4	All outstanding written royalty agreements entered into by the Company and the Subsidiaries are Disclosed in the Data Room (“Royalty Agreements”).

10.5	All outstanding written agency agreements entered into by the Company and the Subsidiaries are Disclosed in the Data Room (“Agency Agreements”).

10.6	All outstanding written distributorship agreements entered into by the Company and the Subsidiaries are Disclosed in the Data Room (“Distributorship Agreements”).

10.7	There are no foreign exchange agreements entered into by the Company.

10.8	So far as the Warrantors are aware, each of the Contracts is in full force and effect and binding on the parties to it. Neither the Company nor any of the Subsidiaries is currently in default under or in breach of a Contract and, so far as the Warrantors are aware, no other party to a Contract has defaulted under or breached such a contract in any material respect.

10.9	No notice of termination of a Contract has been received by or served by the Company or any of the Subsidiaries and the Warrantors are not aware of any grounds on which any party may do so.

10.10	Except for the Contracts, neither the Company nor any of the Subsidiaries is a party to any material agreement or arrangement which:

10.10.1	was entered into otherwise than in the ordinary and usual course of business; or

10.10.2	by its specific terms restricts the freedom of the Company or any of the Subsidiaries to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit; or

10.10.3	involves agency or distributorship; or

10.10.4	involves partnership, joint venture, consortium, joint development, shareholders or similar arrangements.

10.11	In each of the last three financial years of the Company and each Subsidiary and during the current financial year (on a pro rata basis) no more than 5 % of the aggregate amount of purchases of the Company or any Subsidiary has been or will be obtained from the same supplier (including any person connected with such supplier).

10.12	No material supplier to the Company or any Subsidiary has, during the last 12 months, ceased or indicated an intention to cease (or to reduce the volume of) trading with the Company or Subsidiary or to increase prices materially nor, so far as the Warrantors are aware, is likely so to do.

10.13	In each of the last three financial years of the Company and each Subsidiary and during the current financial year (on a pro rata basis), no more than 5% of the aggregate amount of all the sales of the Company or any Subsidiary has been or will be made to the same customer (including any person connected with such customer).

10.14	No material customer of the Company or any Subsidiary has, during the last 12 months, ceased or indicated an intention to cease (or to reduce the volume of) trading with the Company or Subsidiary nor, so far as the Warrantors are aware, is likely so to do.

10.15	Complete and accurate copies of all the Contracts have been disclosed, as well as any agreement or arrangement entered into by the Company or any Subsidiary which:

10.15.1	is of a long-term nature (that is to say, unlikely to have been fully performed, in accordance with its terms, more than six months after the date on which it was entered into);

10.15.2	is of a loss-making nature (that is to say, now known to be likely to result in a loss on completion of performance or to result in a failure to achieve the budgeted profit margin); or

10.15.3	involves payment by reference to fluctuations in the index of retail prices or any other index, or in the rate of exchange for any currency.

10.16	No bid, tender, proposal or offer given or made by the Company or any Subsidiary on or before the date of this agreement and still outstanding is capable of giving rise to an agreement or arrangement of the kind described in paragraph 10.13 merely by a unilateral act of another person.

10.17	The copy of the standard terms and conditions of the Business and of each Contract which has been Disclosed is complete and accurate.

10.18	The Disclosure Letter contains details (but not the written contracts) of all material discounts, over-riders, rebates, allowances and other preferential terms of any nature available to the Company or a Subsidiary from its suppliers or offered to its customers.

10.19	Neither the execution nor the completion or performance of this agreement or of any document to be executed pursuant to it will:

10.19.1	so far as the Warrantors are aware give rise to an event of default under, or require the consent of a person under, or enable a person to terminate, or relieve a person from an obligation under, any agreement, arrangement or obligation to which the Company or a Subsidiary is a party or any legal or administrative requirement in any jurisdiction; or

10.19.2	result in any customer who is party to any of the Customer Agreements (or any other customer in the top 20 list of customers of the Company and each of the Subsidiaries in the 12 month period ended on the Accounts Date calculated by reference to the total revenue received by the Company and each of the Subsidiaries from such customer during that period) or supplier who is party to any of the Supply Agreements being entitled to cease dealing with the Business or substantially to reduce its existing level of business or to change the terms on which it deals with the Business.

11.	TRANSACTIONS WITH SELLERS

11.1	There is no outstanding indebtedness or other liability and no outstanding contract, commitment or arrangement between the Company or between any of the Subsidiaries on one hand and any of the Sellers or any member of the Retained Group on the other hand.

11.2	None of the Sellers, nor any member of the Retained Group, is entitled to a claim of any nature against the Company or any of the Subsidiaries or has assigned to any person the benefit of a claim against the Company or any of those Subsidiaries to which the Sellers or a person Connected with the Sellers would otherwise be entitled.

12.	FINANCE AND GUARANTEES

12.1	Other than the registered charges listed in Schedule 2 (the Particulars of the Company and Subsidiaries), no guarantee, mortgage, charge or other security agreement or arrangement has been given by or entered into by the Company or any of the Subsidiaries or any third party in respect of borrowings or other obligations of the Company or the Subsidiaries.

12.2	No security over any of the assets of the Company or any of the Subsidiaries is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

12.3	Neither the Company nor any of the Subsidiaries has received any notice the terms of which have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Company or the Subsidiaries.

12.4	Neither the Company nor any of the Subsidiaries has any outstanding loan capital, or has lent any money that has not been repaid, and so far as the Warrantors are aware, there are no debts owing to the Company or the Subsidiaries other than debts that have arisen in the normal course of business.

12.5	A list of aged debtors of the Company as at a date no more than 2 Business Days before the Completion Date are Disclosed.

12.6	So far as the Warrantors are aware no trade debt of more than £50,000 owing to the Company or the Subsidiaries will not be paid.

12.7	A list of historic bad debts of the Company as at 31 May 2015 are Disclosed.

12.8	Neither the Company nor any of the Subsidiaries has any outstanding obligations under a guarantee or suretyship in respect of the indebtedness of or the default in the performance in any of the material obligations of any other person.

12.9	Details of all bank accounts and financial facilities of the Company and its Subsidiaries (whether in credit or overdrawn) are Disclosed.

13.	INSOLVENCY

13.1	Neither the Company nor any of the Subsidiaries:

13.1.1	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the company concerned; or

13.1.2	has stopped paying its debts as they fall due.

13.2	So far as the Warrantors are aware, no step has been taken or threatened in any applicable jurisdiction to initiate any process by or under which:

13.2.1	the ability of the creditors of the Company, or of any of the Subsidiaries, to take any action to enforce their debts is suspended, restricted or prevented; or

13.2.2	some or all of the creditors of the Company or of any of the Subsidiaries accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company or any of the Subsidiaries; or

13.2.3	a person is appointed to manage the affairs, business and assets of the Company, or any of the Subsidiaries, on behalf of the Company’s, or any of the Subsidiaries’ creditors; or

13.2.4	the holder of a charge over all or any of the Company’s assets or over all or any of the Subsidiaries’ assets is appointed to control the business and/or assets of the Company or any of the Subsidiaries.

13.3	In relation to the Company and each of the Subsidiaries:

13.3.1	no administrator has been appointed;

13.3.2	no documents have been filed with the court for the appointment of an administrator; and

13.4	no notice of an intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).

14.	ASSETS

14.1	The definition in this paragraph applies in this agreement.

Material Asset: an asset owned by the Company or any of the Subsidiaries which is included in the Accounts and is stated in the Accounts to have a value in excess of £50,000 (excluding the Properties).

14.2	The Company or one of the Subsidiaries is the full legal and beneficial owner of, and has good title to, the Material Assets, and any asset acquired since the Accounts Date which has a value in excess of £100,000, except for those disposed of since the Accounts Date in the ordinary and usual course of business.

14.3	The Company or the Subsidiaries is in possession and control of all the Material Assets and those assets acquired since the Accounts Date which have a value in excess of £100,000.

14.4	None of the assets shown in the Accounts or acquired by the Company or the Subsidiaries since the Accounts Date or used by the Company or any of the Subsidiaries in each case with a replacement value of in excess of £10,000 is the subject of any lease, lease hire agreement or hire purchase agreement.

14.5	All material plant, machinery and equipment used by the Company or the Subsidiaries is in satisfactory condition and is capable of being used for the purpose for which it is currently being used by the Company or the Subsidiaries.

15.	ENVIRONMENT AND HEALTH AND SAFETY

15.1	The definitions in this paragraph apply in this agreement.

Environment	the natural and man-made environment, including all or any of the following media, namely air (including air within buildings and other material or man-made structures above or below the ground), water (including water under or within land or in drains or sewers) and land and any living organisms (including man) or systems supported by those media.

Environmental Laws	all applicable laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force as at the date of this agreement in so far as they relate to or apply to the Environment and/or Environmental and Health and Safety Matters, including Part IIA of the Environmental Protection Act 1990 and any regulations and guidance made or issued thereunder.

Environmental and Health and Safety Matters	all matters relating to:

	(a)	pollution or contamination of the Environment;

	(b)	the presence, existence, use, disposal, release, spillage, deposit, escape, discharge, leak, migration or emission of Hazardous Substances or Waste;

	(c)	the exposure of any person to any Hazardous Substances or Waste;

	(d)	the health and safety of any person, including any accidents, injuries, illnesses and diseases;

	(e)	energy efficiency and climate change;

	(f)	the creation or existence of any noise, vibration, odour, radiation, common law or statutory nuisance or any other adverse impact on the Environment; or

	(g)	the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it.

Environmental and Health and Safety Permits	any permits, licences, consents, certificates, registrations, notifications, exemptions, allowances, credits, industry agreements or other authorisations under any Environmental Laws or Health and Safety Laws necessary for the operation of the Business or in relation to any of the Properties.

Harm	harm to the Environment, and in the case of man includes offence caused to any of his senses or harm to his property.

Hazardous Substances	any material, substances or organisms which, alone or in combination with others, are capable of causing Harm, including radioactive substances, ozone depleting substances and asbestos containing materials.

Health and Safety Laws	all applicable laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgements and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force as at the date of this agreement in so far as they relate to or apply to the health and safety of any person, including the Health and Safety at Work etc. Act 1974, the Control of Asbestos Regulations 2012, the Regulatory Reform (Fire Safety) Order 2005 and the Construction (Design and Management) Regulations 2015.

Waste	any waste, including any by-product of an industrial process and anything which is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value.

15.2	The Company and each of the Subsidiaries have obtained and have at all times complied in all material respects with all Environmental and Health and Safety Permits and all Environmental and Health and Safety Permits are in full force and effect in all material respects.

15.3	So far as the Warrantors are aware, there are no facts or circumstances that may lead to the revocation, suspension, variation, non-renewal, refusal to grant, judicial review, breach of, liability under or inability to transfer any Environmental and Health and Safety Permits.

15.4	The Company and each of the Subsidiaries have complied in all material respects with all Environmental Laws and Health and Safety Laws and so far as the Warrantors are aware there is no material breach of or material liability under such Environmental Laws and Health and Safety Laws.

15.5	There have been no claims, investigations, prosecutions, settlements or other proceedings or regulatory action against or threatened against the Company, any of the Subsidiaries or any of its or their respective directors, officers or employees in respect of Environmental and Health and Safety Matters arising from the operation of the Business or occupation of any of the Properties or for any breach or alleged breach of any Environmental and Health and Safety Permits, Environmental Laws or Health and Safety Laws, and so far as the Warrantors are aware, none are likely to arise. At no time has the Company or any of the Subsidiaries sent or received any notice, communication or information alleging any liability in relation to any Environmental and Health and Safety Matters or that any works are required.

15.6	Neither the Company nor any of the Subsidiaries have received any enforcement, prohibition, stop, remediation, improvement or any other notice from any enforcement authority, including the Environment Agency, the Health and Safety Executive and the relevant local authority, with regard to any breach or alleged breach of any Environmental Laws or Health and Safety Laws. Where such notices have been received, the Company and the Subsidiaries have complied at all times with such notices (including the statutory nuisance s80 notice issued by Amber Valley Borough Council at the Denby Hall Business Park site).

15.7	Copies of all surveys, assessments, inspections, audits, investigations which concern Environmental and Health and Safety Matters in the Company’s possession in respect of the Properties and any Previously-owned Land and Buildings and current Environmental and Health and Safety Permits are Disclosed.

15.8	So far as the Warrantors are aware, no Hazardous Substances, pollution or contamination are present at, in or around and/or have migrated from the Properties (or any Previously-owned Land and Buildings) and/or been released, emitted, discharged into or permitted to be present in the Environment by the Company or the Subsidiaries.

15.9	So far as the Warrantors are aware, no material capital expenditure or increased operational expenditure is required in respect of Environmental and Health and Safety Matters.

15.10	Neither the Company nor the Subsidiaries has given or received any warranties or indemnities in respect of, or otherwise attempted to apportion, liabilities, duties or obligations relating to Environmental and Health and Safety Matters.

15.11	The Company and the Subsidiaries (whether individually, cumulatively and/or as part of any wider corporate grouping) (i) have been and remain in compliance with the CRC Energy Efficiency Scheme (“CRC”), (ii) do not qualify for Phase 2 of the CRC (commencing 1 April 2014) and (iii) are in compliance with and expect to meet all targets under any climate change agreement.

16.	INTELLECTUAL PROPERTY

16.1	The definition in this paragraph applies in this agreement.

Intellectual Property Rights	patents, rights to inventions, copyright and related rights, moral rights, trade marks, business names and domain names, rights in get-up, goodwill and the right to sue for passing off, rights in designs, database rights, rights to use, and protect the confidentiality of, Confidential Information (including know-how), and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

16.2	All registered and material unregistered Intellectual Property Rights (including applications for such rights) owned by the Company and the Subsidiaries are set out in the Disclosure Letter (Company’s Intellectual Property Rights).

16.3	The Company or one of the Subsidiaries owns or has the right to use all Intellectual Property Rights in the tooling necessary to manufacture all material Products of the Company or any of the Subsidiaries in a manner consistent with the operation of the Business in the six month period ended on the Completion Date.

16.4	The Disclosure Letter sets out all material licences and agreements (IP Licences) under which:

16.4.1	the Company or any of the Subsidiaries uses or exploits Intellectual Property Rights owned by any third party (excluding, for this purpose, off-the-shelf software packages); or

16.4.2	the Company or any of the Subsidiaries has licensed Intellectual Property Rights to, or otherwise permitted the use of any Intellectual Property Rights by, any third party.

16.5	So far as the Warrantors are aware, neither the Company nor any of the Subsidiaries nor any other party has materially breached any term of the IP Licences and there are no grounds on which they may be terminated by any party.

16.6	So far as the Warrantors are aware, there is no infringement by any third party of any of the Intellectual Property Rights owned or used by the Company.

16.7	So far as the Warrantors are aware, the activities of the Company and each of the Subsidiaries do not infringe the Intellectual Property Rights of any third party.

16.8	The Company and the Subsidiaries have not disclosed or permitted to be disclosed any Confidential Information (other than to the extent necessary in the ordinary course of business or for the purpose of disclosure to their professional advisers) to any person except the Buyer or another member of the Seller’s Group or to any other third party, other than subject to appropriate obligations as regards its confidentiality.

16.9	The Company or a Subsidiary is the sole legal and beneficial owner of all of the Company’s Intellectual Property Rights other than the IP Licences free from any Encumbrance and there are no agreements or arrangements of any kind which restrict the disclosure, use, licensing, assignment or charging of any of the Company’s Intellectual Property Rights other than as set out in the IP Licences

16.10	In respect of all of the Company’s Intellectual Property Rights other than the IP Licences, so far as the Warrantors are aware, all such Company’s Intellectual Property Rights are valid and subsisting and neither the Company nor any Subsidiary has done or omitted to do any act, matter or thing in respect of any such Company’s Intellectual Property Rights and no event has occurred which would or might affect the validity or enforceability of the same, or the right of the Company or Subsidiary to use the same, nor are there any acts which need to be done to perfect the vesting of title to the same in the Company or Subsidiary.

16.11	None of the Products or the processes or activities of the Business gives rise to any liability for any royalty or similar payments save as provided in the IP Licences.

17.	INFORMATION TECHNOLOGY

IT Systems	IT Systems means all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or in relation to the Business.

17.1	The IT Systems are owned by or licensed or leased to the Company or a Subsidiary.

17.2	Copies of all material licences and leases relating to the IT Systems and held by the Company or a Subsidiary are Disclosed. The Company and the Subsidiaries are not in material breach of such leases or licences, and, so far as the Warrantors are aware, the counterparty to any such lease or license is not in breach thereof.

17.3	The IT Systems perform efficiently in accordance with their specifications and do not contain any material defect or feature which may adversely affect their performance.

17.4	The IT Systems are substantially adequate for the current and so far as the Warrantors are aware projected requirements of the Business in terms of functionality, capacity and performance.

17.5	The IT Systems are covered by warranty, support, and maintenance arrangements which are adequate for the requirements of the Business and sufficient to remedy any material defect without material disruption to the Business.

17.6	Appropriate steps have been taken to back up electronically stored information used in the Business, and there are in place appropriate and adequate disaster recovery and security arrangements in relation to the IT Systems.

17.7	Without prejudice to any other warranty contained in this agreement, in the 12 months prior to the date of this agreement, there has not been any failure, virus or bug in, or breakdown of, any part of the IT Systems which has caused any material disruption or interruption to its use and the Warrantors are not aware of any fact or matter which may disrupt or interrupt or affect the use of the IT Systems following Completion.

17.8	Complete and accurate copies of any agreement or commitment entered into in respect of any planned upgrade or new acquisition in relation to the IT Systems have been Disclosed.

18.	EMPLOYMENT

18.1	The definitions in this paragraph apply in this agreement.

Employment Legislation	legislation applying in England and Wales in respect of relations between employers and their employees or workers, including but not limited to any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under European treaty provisions or directives enforceable against the Company or any of the Subsidiaries by any Employee.

Employee	any person employed or engaged by the Company or any of the Subsidiaries in any capacity, including employees, workers and contractors.

Contractor	any person employed or engaged by the Company or any of the Subsidiaries in any capacity, including workers and contractors but excluding employees employed under a contract of employment by the Company or any of the Subsidiaries.

Senior Employee	any employee earning an annual salary in excess of £50,000.

18.2	The name of each person who is a director of the Company and/or any of the Subsidiaries is set out in Schedule 2, and such persons are the only directors of the Company and there is directors’ and officers’ liability insurance in place for the directors and a copy of the relevant policy has been disclosed to the Buyer.

18.3	No person is or has been a shadow director of the Company.

18.4	Copies of the contracts of employment for each of the Directors are Disclosed.

18.5	The Disclosure Letter includes anonymised details of all Employees (excluding Contractors) of the Company and the Subsidiaries (which are true, complete and accurate in all material respects), and discloses in relation to each Employee (excluding Contractors):

18.5.1	the company which employs or engages them;

18.5.2	the terms of any share option, bonus, commission, incentive or other similar scheme in which any of the Employees (excluding Contractors) are entitled to participate (together with details of their entitlements);

18.5.3	any benefits provided to any of the Employees (excluding Contractors) on a contractual, ex gratia or discretionary basis;

18.5.4	the commencement date of their contract and the date on which their continuous service began;

18.5.5	their contractual notice period or, if employed on a fixed term, the expiry date of the fixed term;

18.5.6	their date of birth;

18.5.7	all other terms and conditions of employment including job title or job function, job grade, pay, restrictive covenants and any entitlements to severance or other payments on termination of employment (including enhanced redundancy payments);

18.5.8	arrangements relating to hours of work, including any night work, part-time work, overtime or shift arrangements and any on call or similar arrangements, and any entitlements to payments relating to such arrangements; and

18.5.9	holiday entitlements and the basis on which holiday pay is calculated and paid and has been calculated and paid during the period of 24 months immediately preceding the date of this Agreement.

18.6	The Disclosure Letter includes true, complete and accurate anonymised details of all Employees (excluding Contractors) of the Company and the Subsidiaries who are on secondment, maternity, paternity, adoption, parental, shared parental or long term sick leave and identifies which type of leave is applicable to each such Employee (excluding Contractors). No Employee (excluding Contractors) has been absent (other than on holiday) for a period of more than four weeks at any time during the 12 months preceding the date of this agreement owing to sickness or otherwise.

18.7	No notice has been served to terminate the contract of employment of any Senior Employee of the Company or any of the Subsidiaries (whether by the relevant employer or by the Senior Employee).

18.8	No dispute, enquiry or investigation under any Employment Legislation or otherwise is outstanding, nor at any time during the 12 months preceding the date of this agreement have there been any such disputes, enquiries or investigations, between:

18.8.1	the Company and any Employee or former Employee relating to their employment, its termination and any reference given by the Company or any of the Subsidiaries regarding them; or

18.8.2	any of the Subsidiaries and any of their Employees or former Employees relating to their employment, its termination or any references given by the Company or any of the Subsidiaries regarding them; and

so far as the Warrantors are aware neither the Company nor any of its Subsidiaries have any grounds to believe that any such disputes, enquiries or investigations may arise.

18.9	No offer of employment has been made by the Company or by any of the Subsidiaries where the employee’s salary would exceed £40,000 per annum which has not yet been accepted, or which has been accepted but where the employment has not yet started, at the date of this agreement.

18.10	The acquisition of the Sale Shares by the Buyer will not entitle any directors of the Company or any of the Subsidiaries or any Employees to terminate their employment or receive any payment or other benefit.

18.11	All contracts between the Company or the Subsidiaries and their Employees are terminable at any time on not more than three months’ notice without payment in lieu of notice, damages or compensation (other than for unfair dismissal or a statutory redundancy payment or any liability on the part of the Company or any Subsidiary other than wages, commission or pension).

18.12	Neither the Company nor any of the Subsidiaries has incurred any liability for failure to provide information or to consult with Employees under any Employment Legislation.

18.13	Neither the Company nor any of the Subsidiaries has any obligation to make a payment or to provide a benefit of any nature to a present or former director, officer or Employee or to their dependants in connection with the actual or proposed termination or suspension of employment or engagement or variation of a contract.

18.14	There are no recognition, procedural or other arrangements with trade unions which relate to any of the Employees (excluding Contractors) nor so far as the Warrantors are aware are any of the Employees (excluding Contractors) members of a trade union; there is no staff association, works council or similar employee body or employee representatives relating to any of the Employees (excluding Contractors); neither the Company nor any of the Subsidiaries is involved in any material industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing Employees (excluding Contractors).

18.15	Other than in the ordinary course of business, no change in the remuneration, benefits and arrangements relating to the Employees is due or expected by the Company or the Subsidiaries within six months from the date of this agreement and no request for any such change has been received and no such change has occurred at any time during the period of 12 months immediately preceding the date of this agreement.

18.16	The Disclosure Letter includes:

18.16.1	anonymised copies of all standard form contracts, handbooks, policies and other documents which apply to all of the Employees (excluding Contractors) (or any material body of Employees (excluding Contractors)); and

18.16.2	copies of all agreements or arrangements with any trade union, employee representative or body of employees or their representatives which may affect any Employee (excluding Contractors).

18.17	In respect of each Employee, the Company and the Subsidiaries have:

18.17.1	complied with all obligations (including health and safety obligations) arising under contract, statute, at common law or in equity or under any treaties including the Treaty of Rome or laws of the European Community or otherwise and no amount due to or in respect of any Employee or former Employee is in arrears and unpaid (including holiday pay and bonuses) other than salary for the month current at the date of this agreement, and no liability for any failure to comply with any such obligation or requirement has been transferred to the Company or any of its Subsidiaries by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (“TUPE”);

18.17.2	abided by the terms of any relevant agreement with any trade union, employee representative or body of employees or their representatives.

18.18	No Employee is subject to a current formal and material disciplinary warning or procedure from the Company or any of the Subsidiaries.

18.19	No Employee resides in or occupies or is entitled to reside in or occupy any property belonging to the Company or any of its Subsidiaries.

18.20	All Employees (excluding Contractors) and so far as the Warrantors are aware, Contractors, have permission to work in the United Kingdom. The Company has complied with its obligations under the relevant immigration rules in relation to checking and maintaining adequate records of its Employees’ (excluding Contractors) entitlement to work in the United Kingdom.

18.21	Neither the Company nor any of its Subsidiaries are parties to any outsourcing or contracting-out arrangements, and have not entered into any consultancy arrangements.

18.22	So far as the Warrantors are aware, neither the Company nor any of its Subsidiaries have been subject to a requirement in respect of any of its Employees to consult with appropriate representatives as defined in section 188 of the Trade Union and Labour Relations (Consolidation) Act 1992 and/or issue a form HR1 during the four months immediately preceding the date of this agreement.

18.23	Neither the Company nor any of its Subsidiaries have been a party to a “relevant transfer” (as defined in TUPE) at any time during the period of three years immediately preceding the date of this Agreement.

19.	PROPERTY

19.1	The definitions in this paragraph apply in this agreement.

Lease	the lease under which each Property is held as identified in Schedule 6, and all documents that are supplemental or collateral to it.

Leasehold Properties	the leasehold properties set out in Schedule 6 and Leasehold Property means any one of them or part or parts of any one of them.

Planning Acts	the Town and Country Planning Act 1990, the Planning (Listed Buildings and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990, the Planning (Consequential Provisions) Act 1990, the Planning and Compensation Act 1991, the Planning and Compulsory Purchase Act 2004, the Planning Act 2008, the Localism Act 2011 and any other town and country planning or related legislation and any statute amending, consolidating or replacing any of the aforementioned acts for the time being in force

Previously-owned Land and Buildings	any freehold or leasehold land or buildings or any rights to occupy or use land or buildings that before the date of this agreement were owned or used by the Company or any of the Subsidiaries, but which after the date of this agreement are either no longer owned, occupied or used by either the Company or a Subsidiary or which are still used by either the Company or a Subsidiary but pursuant to a different transfer, conveyance, lease or licence.

Properties	the Leasehold Properties and Property means any one of them or any part or parts of any one of them.

19.2	The particulars of the Properties set out in Schedule 6 are true, complete and accurate.

19.3	Neither the Company nor any of the Subsidiaries own, occupy or use any land or buildings other than the Properties.

19.4	Neither the Company nor any of the Subsidiaries has any right to own, right to use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate or interest in, or affecting, any land or buildings other than the Properties nor have they entered into any agreement to dispose of the Properties.

19.5	Neither the Company, nor any company that is a subsidiary of the Company, has any actual or contingent liability in respect of any Previously-owned Land and Buildings.

19.6	All the Properties, are actively used by the Company or the Subsidiaries in connection with the Business.

19.7	The whole of each of the Properties is exclusively in the possession and occupation of the Company or the Subsidiary identified as the tenant of it in Schedule 6.

19.8

The Properties are, and any proceeds of sale of the Properties would be, free from claims, liabilities, third party rights, private rights to restrict the use of any Property (other than the right to restrict use in accordance with the terms of any Lease), rights of occupation, options, rights to acquire, rights of first refusal, financial obligations (including public financial obligations) Encumbrances, public rights and public restrictions.

19.9	The Company has in its possession or control and has Disclosed copies of all material title deeds and documents relating to the Properties.

19.10	Relationships with third parties

19.10.1	The Properties are not subject to the payment of any outgoings other than the usual rates and utility charges.

19.10.2	There are no disputes, claims, actions, demands, notices or complaints in respect of the Properties or their use which are outstanding or anticipated.

19.11	Benefit of easements

The Properties have the benefit of the legal rights and easements necessary for the use and enjoyment of the Properties for their current use.

19.12	Existing Use

19.12.1	The existing use of the Properties is the lawful use under the Planning Acts.

19.12.2	The planning permissions authorising the existing use of the Properties are free from unusual or onerous conditions and permanent and are not personal.

19.12.3	None of the consents and permissions relating to the existing use of the Properties is subject to an existing challenge to their validity and none were issued within the period of six weeks immediately preceding the date of this Agreement.

19.13	Planning compliance

19.13.1	There have been no breaches of any of the terms of any planning agreement or planning obligation in relation to the Properties and all obligations in such documents have been substantively complied with and no payments are extant pursuant to such agreements or obligations.

19.13.2	There is no liability whatsoever arising pursuant to the Community Infrastructure Levy Regulations 2012.

19.13.3	All development carried out on the Properties has been carried out in accordance with the Planning Acts and all necessary consents and permissions required thereunder have been obtained.

19.14	Statutory compliance

There are no breaches of current or previous legislation or regulations, orders, notices or directions made under such legislation capable of enforcement affecting the Properties and the Properties comply with the current requirements of the relevant insurers.

19.15	Leasehold Properties

19.15.1	There are no material breaches of any lease under which any of the Properties are held and no notices of a material nature have been served by the landlord or the tenant.

19.15.2	There are no arrears of rent, no unusual or onerous provisions, no collateral agreements and any consents required under the leases of the Properties have been obtained.

19.16	Repair and condition

The Properties are in good and substantial repair and condition.

19.17	Stamp Duty Land Tax

All Stamp Duty Land Tax liabilities relating to the Properties have been discharged. The Seller has not previously entered into another transaction an effect of which would be to increase the amount of SDLT payable in respect of the Properties.

19.18	Replies to enquiries

The written replies given by the Seller or the Seller’s Solicitors to any enquiries raised in respect of the Properties are, so far as the Sellers are aware, true and accurate.

20.	INSURANCE

20.1	The current insurance policies maintained by or on behalf of the Company and the Subsidiaries are set out in the Disclosure Letter and there are no material outstanding claims under any of those policies.

20.2	So far as the Warrantors are aware, all the current insurance policies are in full force and effect, are not void or voidable.

21.	POWER OF ATTORNEY

There are no powers of attorney in force given by the Company or any of the Subsidiaries (other than those given to the directors, officers and employees to enter into trading contracts in the normal course of their duties).

22.	RETIREMENT BENEFITS

22.1	Save for the auto-enrolment obligations detailed in paragraph 22.2, neither the Company nor any Subsidiary has any obligation (whether or not legally binding) to provide or contribute towards pension, lump sum, death, ill-health, disability or accident benefits (Relevant Benefits) in respect of its current or former officers or employees (Pensionable Employees) and no proposal or announcement has been made to any employee or officer of the Company or any Subsidiary about the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any Relevant Benefits.

22.2	The Company and the Subsidiaries have complied with their automatic enrolment obligations as required by the Pensions Act 2008 and associated legislation. Details of this compliance are set out in the Disclosure Letter, including (but not limited to) any documents relating to the staging date for the Company and each of the Subsidiaries, copies of any correspondence between the Company or any of the Subsidiaries and the Pensions Regulator regarding auto-enrolment, copies of any records kept in accordance with regulations 5 to 8 of the Employers’ Duties (Registration and Compliance) Regulations 2010 in respect of the Employees and details of any Employees who have opted out and copies of any opt-out letters in respect of those employees.

22.3	No notices, fines, or other sanctions have been issued by the Pensions Regulator and so far as the Warrantors are aware, no instances of non-compliance with the automatic enrolment obligations have been notified to the Pension Regulator in respect of the Company or any of the Subsidiaries.

22.4	The Company and each of the Subsidiaries has facilitated access for its Pensionable Employees to a designated stakeholder scheme as required by Section 3 of the Welfare Reform and Pensions Act 1999.

22.5	Neither the Company nor any of the Subsidiaries has discriminated against any Pensionable Employee on any grounds in providing any Relevant Benefits.

22.6	No claims or complaints have been received by the Company in respect of the provision of (or failure to provide) any Relevant Benefits in relation to any of the Pensionable Employees and so far as the Warrantors are aware there is no fact or circumstance likely to give rise to such claims or complaints.

23.	DATA PROTECTION

23.1	The Company and the Subsidiaries have, to the extent required, notified registrable particulars under the Data Protection Act 1998 of all personal data held by them and:

23.1.1	have renewed such notifications and have notified any changes occurring in between such notifications as required by that Act;

23.1.2	have paid all fees payable in respect of such notifications;

23.1.3	the contents of such notifications are complete and accurate; and

23.1.4	there has been no unauthorised disclosure of personal data outside the terms of such notifications.

23.2	No personal data have been transferred from the United Kingdom outside the European Economic Area by the Company or any of the Subsidiaries.

23.3	The Company and the Subsidiaries have:

23.3.1	so far as the Warrantors are aware, complied in all respects with the Data Protection Act 1984 and the Data Protection Act 1998 including in relation to any manual data in respect of which the transitional exemptions under Schedule 8 of the Data Protection Act 1998 have now expired;

23.3.2	satisfied any requests for access to personal data; and

23.3.3	so far as the Warrantors are aware, complied with the requirements of the seventh principle of the Data Protection Act 1998 in respect of any processing of data carried out by a data processor on behalf of the Company or any of the Subsidiaries, including by entering into a written contract with the data processor confirming that the data processor will only act on the instructions of the Company or the relevant Subsidiary, and requiring the data processor to comply with obligations relating to security measures equivalent to those imposed on the Company or the relevant Subsidiary by the seventh principle as mentioned above.

23.4	Neither the Company nor any of the Subsidiaries has received any:

23.4.1	notice or complaint under the Data Protection Act 1998 alleging non-compliance with the Act (including any information or enforcement notice, or any transfer prohibition notice); or

23.4.2	claim for compensation for loss or unauthorised disclosure of data; or

23.4.3	notification of an application for rectification or erasure of personal data,

and neither the Company nor any of the Subsidiaries is aware of any circumstances which may give rise to the giving of any such notice or the making of any such notification.

Part 3 - Tax Warranties

1.	GENERAL

1.1	Provision or reserve (as appropriate) has been made in the Locked Box Accounts in accordance with UK GAAP for Taxation, including deferred Taxation, liable to be assessed on the Company or for which the Company is accountable in respect of Profits earned, accrued or received on or before the Locked Box Date, and in respect of any Event occurring or deemed to have occurred on or before the Locked Box Date.

1.2	Since the Locked Box Date:

1.2.1	no Taxation has or may have arisen in the Company (or would have arisen by for the use of any available Reliefs) other than in respect of normal trading income arising in the ordinary course of the Company’s business;

1.2.2	no Event has taken place which, had it occurred or been planned at the Locked Box Date, would have caused the provision for deferred Taxation to be greater than, or deferred Taxation asset to be less than, that which appears in the Locked Box Accounts; and

1.2.3	no accounting period of the Company has ended.

1.3	The Company has not engaged in, or been a party to, a scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of Taxation or the obtaining of a Taxation advantage. The Company has not taken part in any arrangements in respect of which any disclosure has been made or has been required to be made or any information has been provided or has been required to be provided in compliance with Part 7 of the Finance Act 2004 (disclosure of tax avoidance schemes) or schedule 11A Value Added Tax Act 1994 (disclosure of avoidance schemes) or any regulations made under that part or that schedule.

1.4	The Company and the Subsidiaries have sufficient records to determine the tax consequence which would arise on any disposal or realisation of any asset owned at the Locked Box Date or acquired since that date but prior to Completion.

1.5	The Company is not and has not been party to any transaction or arrangement under which it has been, or, so far as the Warrantors are aware, is likely to be, required to compute its Profits or losses for tax purposes as if arm’s length terms had been made or imposed instead of the actual terms, or otherwise to make any adjustment for tax purposes to the terms on which the transaction or arrangement took place. The Company has sufficient information and records to enable it to comply with, or establish that it is not subject to the operation of, schedule 28AA ICTA 1988 and Part 4 TIOPA 2010 or any similar legislation in any jurisdiction outside the United Kingdom.

1.6	The Company is not, and will not become, liable to pay, or to pay any amount in respect of, any Taxation which is directly or primarily chargeable to any other person (other than the Company or a Subsidiary). The Company is not liable as an agent, permanent establishment or prescribed person for any Taxation liability of another person.

1.7	This Agreement, and the implementation of the transactions contemplated by this Agreement, will not result for any tax purposes in the deemed disposal, realisation or assignment of any of the assets or liabilities of the Company.

1.8	Any transaction by the Company for which any clearance, approval or consent (a “Clearance”) from a taxation authority was legally required or sought was carried out only after such Clearance was obtained. Each application upon which a Clearance was based disclosed all facts and circumstances which could reasonably have affected the decision of the relevant taxation authority to grant the Clearance. The Warrantors are not aware of any facts or circumstances having arisen to render any Clearance ineffective or invalid.

1.9	The Company is not liable to pay, and will not become liable to pay, any amount pursuant to an indemnity, guarantee, covenant or legally binding agreement entered into before Completion under which the Company has agreed to meet or pay a sum equivalent to or by reference to any other person’s liability to Taxation (construing “liability to Taxation” to include the loss, use, setting-off or application in calculating Profits or Taxation of a Relief).

2.	COMPLIANCE

2.1	The Company has made all notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments, applications, notifications, claims for relief and registrations (with any other necessary information) which it is or was required by law to submit to any Taxation Authority for the purposes of Taxation (the “Returns”). All Returns have been made on a proper basis, were submitted within applicable time limits, were accurate and complete when supplied and remain accurate and complete in all material respects. None of the above is, or is likely to be, the subject of any material dispute with any Taxation Authority.

2.2	The Company has prepared, kept and preserved full and sufficient records as required by law and to enable it to deliver correct and complete Returns and to calculate any present or, so far as possible, future liability for Taxation of the Company, including without limitation in relation to a future disposal of any of its existing assets, or its entitlement to any Relief. Such records are accurate and up-to-date.

2.3	All Taxation (whether of the UK or elsewhere), for which the Company or any Subsidiary has been liable or is liable to account for, has been properly and punctually paid (insofar as such Taxation was required to be paid). The Company has, where legally obliged to do so, deducted or withheld amounts in respect of Taxation and has property and punctually accounted to the relevant Taxation Authority for the Taxation so deducted or withheld.

2.4	Neither the Company, nor any of its directors or officers in their capacity as such, have within the last six years paid or become liable to pay, nor so far as the Warrantors are aware are there any circumstances which may cause any of them to become liable to pay, any penalty, fine, surcharge or interest in connection with Taxation. The Company is not subject to any suspended penalties.

2.5	Neither the Company nor any Subsidiary is involved in any dispute with any Taxation Authority and has not, within the past 3 years, been subject to any non-routine visit, audit, investigation, discovery or access order by any Taxation Authority. The Warrantors are not aware of any circumstances existing which make it likely that a non-routine visit, audit, investigation, discovery or access order may be made. The Company has not within the last six years been required to provide any Taxation Authority with documents or information following the service of a statutory notice.

2.6	The Disclosure Letter contains details of any concession, agreements or other formal or informal arrangement (that is, an arrangement which is not based on a strict interpretation of all relevant Taxation legislation, published extra-statutory concessions and published statements of practice) with any Taxation Authority.

2.7	The Company and the Subsidiaries have duly submitted all claims, disclaimers and elections the making of which has been assumed for the purposes of the Locked Box Accounts and, so far as the Warrantors are aware, none of such claims, disclaimers or elections are likely to be disputed or withdrawn.

3.	DISTRIBUTIONS AND LOAN RELATIONSHIPS

3.1	The Company has not issued or agreed to issue any security which will be outstanding at or after Completion in circumstances such that any interest or other payment payable in respect of it constitutes or would constitute a distribution under section 209 ICTA 1988 or section 1000 CTA 2010.

3.2	All interest, discounts or premiums payable by the Company on its loan relationships are eligible to be brought into account as debits for the purposes of part 5 CTA 2009 at the same time and to the same extent as those debits are recognised in the Company’s statutory accounts.

4.	CAPITAL ALLOWANCES

4.1	Since the Locked Box Date any claims for capital allowances which have been made under the Capital Allowances Act 2001 have not been withdrawn, and no available allowances have been disclaimed.

5.	CAPITAL GAINS AND INTANGIBLE ASSETS

5.1	The Company has not been party to an election, nor has it undertaken to be party to an election, pursuant to section 171A TCGA 1992 (notional transfers within a group), section 179A TCGA 1992 (reallocation within group of gain or loss accruing under section 179), paragraph 66 schedule 29 Finance Act 2002 or section 792 CTA 2009 (reallocation of degrouping charge within group) or paragraph 9 schedule 10 Finance Act 2011 (early commencement elections).

5.2	None of the Company’s assets has any “held-over gain” as defined in section 154(1) TCGA 1992 to which section 154(2) TCGA 1992 applies.

5.3	No Taxation liability would arise if the Company were to dispose of each, if any, of its assets which are intangible fixed assets to which part 8 CTA 2009 applies for a consideration equal to their book value in or adopted for the purposes of the Locked Box Accounts.

6.	CLOSE COMPANIES

6.1	Neither the Company nor any Subsidiary is, nor has ever been, a close investment-holding company as defined in section 34 of the Corporation Tax Act 2010.

6.2	No distribution within section 1064 of the Corporation Tax Act 2010 has been made by the Company or any Subsidiary during the last six years ending at the Locked Box Date, nor have such distributions been made between the Locked Box Date and Completion.

6.3	Any loans or advances made, or agreed to be made, by the Company or any Subsidiary within sections 455, 459 and 460 of the Corporation Tax Act 2010 have been disclosed in the Disclosure Letter. Neither the Company nor any Subsidiary has released or written off, or agreed to release or write off, the whole or any part of any such loans or advances.

7.	GROUPS OF COMPANIES

7.1	Neither the Company nor any Subsidiary has entered into, or agreed to enter into, an election pursuant to section 171A of TCGA 1992, section 792 of the Corporation Tax Act 2009 (paragraph 66 of Schedule 29 to the Finance Act 2002 for accounting periods ended before 1 April 2009) or paragraph 16 of Schedule 27 to the Finance Act 2008.

7.2	Neither the execution nor completion of this agreement, nor any other event since the Locked Box Date, will result in any chargeable asset being deemed to have been disposed of and re-acquired by the Company or any Subsidiary for Taxation purposes under section 179 of TCGA 1992, sections 780 and 785 of the Corporation Tax Act 2009 , sections 345 and 346 of the Corporation Act 2009 , sections 630-632 of the Corporation Tax Act 2009 , or as a result of any other Event (as defined in the Tax Covenant) since the Locked Box Date.

8.	COMPANY RESIDENCE AND OVERSEAS INTERESTS

8.1	The Company and the Subsidiaries have, throughout the past seven years, been resident in the UK for corporation tax purposes and have not, at any time in the past seven years, been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements having effect under section 18 of the Corporation Tax Act 2009, section 2 of the Taxation (International and Other Provisions) Act 2010 from 1 April 2010 or for any other tax purpose.

9.	VAT

9.1	The Company and the Subsidiaries are each taxable persons and are each registered for the purposes of VAT.

9.2	The Company and the Subsidiaries have complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT.

9.3	All supplies made by the Company or the Subsidiaries are taxable supplies. Neither the Company nor the Subsidiaries has been, or will be, denied full credit for all input tax paid or suffered by it. All VAT paid or payable by the Company or the Subsidiaries is input tax as defined in section 24 of the VATA 1994 and regulations made under it.

10.	STAMP DUTY AND STAMP DUTY LAND TAX

10.1	Any document that may be necessary or desirable in proving the title of the Company or any Subsidiary to any asset which is owned by the Company or any Subsidiary at Completion, and each document which the Company or any Subsidiary would need to enforce or produce in evidence, is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

10.2	Neither entering into this agreement nor Completion will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Completion which will affect the Company or any Subsidiary.

10.3	The Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003) acquired or held by the Company or any Subsidiary before Completion in respect of which the Warrantors are aware, or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Taxation Authority and/or a payment of stamp duty land tax made on or after Completion.

11.	EMPLOYEES

11.1	The Company has complied fully with its legal obligations relating to PAYE and National Insurance contributions and any similar amounts payable to a taxation authority outside the United Kingdom within the last six years.

11.2	No Taxation has arisen or, so far as the Seller is aware, is likely to arise to the Company as a result of any person acquiring, holding or disposing of shares or securities or an interest in shares or securities where the right or opportunity to acquire the same is or was available by reason of employment.

12.	INHERITANCE TAX

12.1	The Company has never made any transfer of value within the meaning of the Inheritance Tax Act 1984.

12.2	Neither the assets owned by nor the shares of the Company are subject to an outstanding Inland Revenue charge as defined in section 237 Inheritance Tax Act 1984 (imposition of charge).

12.3	No circumstances exist, or but for section 204(6) Inheritance Tax Act 1984 (limitation of liability) would exist, such that a power of sale could be exercised in relation to any assets or shares of the Company pursuant to section 212 Inheritance Tax Act 1984 (powers to raise tax).

SCHEDULE 5

TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1	In addition to the definitions in Clause 1, the following definitions apply to this Agreement. Words and expressions shall have the meaning given to them in Clause 1 (unless specifically defined or varied in this Schedule):

Accounts Relief means any Relief which has been taken into account:

(a)	as an asset of the Company in preparing the Locked Box Accounts (other than a deferred tax asset); or

(b)	in computing (and so reducing) any provision relating to Taxation (other than a provision for deferred Taxation) which appears in the Locked Box Accounts (or which but for the presumed availability of such Relief would have appeared in the Locked Box Accounts).

Buyer’s Relief means any Accounts Relief and any Relief which either:

(a)	arises in respect of any Event occurring or period ending after the Locked Box Date to the extent such Relief arises in the ordinary course of business of the Company in the period from the Locked Box Date to (and including) Completion or arises after Completion; or

(b)	arises to the Buyer or a company which is a member of the same group of companies as the Buyer for any taxation purposes (other than the Company).

Company means the Company as defined in Clause 1 and the Subsidiaries, individually or collectively, as the context may require;

Deemed Tax Liability means:

(a)	the application, use or setting off of all or part of any Buyer’s Relief in computing either Profits or Taxation where but for such application, use or setting off the Company would have been liable to make a payment of or relating to Taxation in respect of which the Buyer would have been able to make a claim under this Schedule; and

(b)	the loss or non-availability of any Accounts Relief.

Event means any payment, transaction, act, event or omission (including entering into or completion of the Agreement);

Individual shall have the meaning given in paragraph 2.2 of this Schedule;

Liability to Taxation means any liability of the Company to make an actual payment of, or relating to, Taxation whether or not presently payable and whether or not satisfied at Completion, or a Deemed Tax Liability;

Loss means loss, non-availability, reduction, disallowance, cancellation or non-existence;

Overprovision means any provision for Taxation in the Locked Box Accounts excluding any provision for deferred tax that proves to be an overprovision;

Profits means any income, profits or gains or the value of suppliers and any other consideration, value or receipts by reference to which Tax is chargeable or assessed;

Relief means any relief, allowance, exemption, set-off, deduction or credit or other relief of a similar nature available from or against Tax or relevant in computing Profits pursuant to any Tax Statute or otherwise or any repayment or right to repayment of or saving of tax;

Repayment means a repayment of Tax overpaid on or before Completion by the Company (other than a repayment which has been shown as an asset in the Locked Box Accounts) and any related interest or repayment supplement paid to the recipient of the repayment of Tax;

Saving means the reduction or elimination of any liability of the Company to make an actual payment of Taxation, in respect of which the Warrantors would not have been liable under Paragraph 2, by the use of a Relief arising from a Liability to Taxation which has resulted in a payment under Paragraph 2;

Tax or Taxation includes all forms of taxes and statutory, governmental, state, provincial, local governmental or municipal impositions, duties (including stamp duties), charges, contributions, valued added taxes, social security contributions, withholdings and levies whenever and wherever imposed and all related penalties, fines, surcharges, charges, costs and interest including without limitation all penalties, fines, surcharges, charges, costs and interest relating to any failure to file any return required for the purposes of any of them;

Taxation Authority means any taxing authority or other authority, whether of the United Kingdom or elsewhere, having the duty or power to impose, administer, assess, levy, collect or receive Tax;

Tax Claim means any claim, assessment, notice, letter, demand, direction or other document issued or action taken by or on behalf of any Tax Authority from which it appears that the Company or the Buyer is or may become liable to make any payment of or in respect of Tax or further Taxation to a Tax Authority or that a right to Relief or right to repayment of Taxation of the Company may be or has been applied, denied, reduced or set off and from which it appears that a claim may be made under this Schedule;

Taxation Statute means any statute, enactment, law, regulation, directive or arrangement wherever and whenever enacted or issued, coming into force or entered into providing for or imposing any Taxation.

1.2	References to “Clauses” are to clauses of this Agreement. References to “Paragraphs” are to paragraphs of this Schedule.

1.3	References to an Event occurring on or before a particular date shall include an Event deemed to occur or treated as occurring on or before that date for the purpose of any Tax.

1.4	References to Profits made, earned, accrued or received shall include any Profits deemed to have been or treated as having been made, earned, accrued or received for the purpose of any Tax.

2.	COVENANT

2.1	Subject as provided in this Schedule, the Warrantors severally covenant with the Buyer to pay to the Buyer (or at the direction of the Buyer to the Company) on the due date for payment pursuant to Paragraph 5 an amount equal to:

(a)	any Liability to Taxation resulting from or by reason of or by reference to any Profits made, earned, accrued or received on or before, or in respect of any period ending on or before, the date of Completion or resulting from or by reason of or by reference to any Event occurring on or before the date of Completion;

(b)	any Liability to Taxation resulting from or by reason of or by reference to any Event occurring on or before the date of Completion or resulting from or by reason of or by reference to any Profits made, earned, accrued or received by the Company on or before the date of Completion and which would have been payable but for the utilisation or set-off of a Buyer Relief provided that, for the purposes of this Schedule, it shall be assumed that Reliefs other Buyer’s Reliefs are used in priority;

(c)	the Loss in whole or in part of any Buyer’s Relief and for the purposes of this Paragraph the amount of the loss shall be, in the case of the loss of a repayment of Taxation or Relief which was capable of being a deduction from or set off against Taxation, the amount of the repayment or Relief lost and in any other case shall be the amount of Taxation which would have been saved but for such loss. For the avoidance of doubt, the failure of the Buyer or the Company to make use of a Buyer’s Relief because of insufficient taxable profits against which to set the Relief does not count as the loss of such Relief;

(d)	any Liability to Taxation which is the primary liability of any other person or company (other than the Buyer or any person connected with the Company for the purposes of any Tax after Completion and other than another Company) and which arises as a result of such other person or company failing to discharge the liability;

(e)	any liability to Taxation suffered by the Buyer or the Company as a result of any inheritance tax which:

(i)	is at Completion a charge on any of the shares or assets of the Company or gives rise to a power to sell, mortgage or charge any of the shares or assets of the Company; or

(ii)	after Completion becomes a charge on or gives rise to a power to sell, mortgage or charge any of the shares or assets of the Company being a liability in respect of additional inheritance tax payable on the death of any person within seven years after a transfer of value if a charge on or power to sell, mortgage or charge any such shares or assets existed at Completion or would, if the death had occurred immediately before Completion and the inheritance tax payable as a result of such death had not been paid, have existed at Completion; or

(iii)	arises as a result of a transfer of value occurring on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of the Company;

(f)	any liability to Taxation suffered by the Buyer or the Company in connection with the Pre-Sale Reorganisation;

(g)	any penalties, charges, surcharges, fines or interest of any Company relating to Taxation which arise in consequence of or by reference to any Event occurring or any Profits earned, accrued or received on or before Completion, including without limitation any interest or penalties relating to any amount of corporation tax treated by the Corporation Tax (Instalment Payments) Regulations 1998 (SI 1998/3175) as due and payable on a date on or before Completion; and

(h)	all costs and expenses reasonably and properly incurred or payable by the Company or the Buyer in connection with any matter for which the Buyer makes a successful claim under this Schedule or would, but for the successful defence or refutation of a Tax Claim, have been able to recover an amount under this Schedule.

2.2	Subject as provided in this Schedule, Roger Laurence Hartshorn (the “Individual”) covenants with the Buyer to pay to the Buyer (or at the direction of the Buyer to the Company) on the due date for payment pursuant to Paragraph 5 an amount equal to any liability for Tax arising to the Buyer or the Company as a result of all or any part of the Purchase Price being treated for Tax purposes as remuneration or as earnings of the Individual, including without limitation any liability of the Buyer or the Company to make any deductions, withholdings or payments of or on account of income tax under the Pay As You Earn system or any liability to national insurance contributions including any liability to make any deductions, withholdings or payments of or on account of national insurance contributions and any associated liability arising in circumstances where such liability is not made good by the Individual, but excluding any liability to employer’s national insurance contributions. The provisions of this Schedule shall apply in respect of a liability to Tax under this paragraph 2.2 as if references to the “Warrantors” in those paragraphs are references to the “Individual”.

2.3	Any payments made under this Schedule shall, so far as possible, be treated as an adjustment to the consideration paid by the Buyer for the Shares under the terms of the Agreement.

3.	EXCLUSIONS

3.1	The Warrantors shall not be liable under Paragraph 2.1 if and to the extent that:

(a)	the Liability to Taxation was paid or discharged prior to Completion and such payment or discharge is reflected in the Locked Box Accounts; or

(b)	provision or reserve (other than provision or reserve for deferred Taxation) is made in the Locked Box Accounts specifically for such liability; or

(c)	the Liability to Taxation arises in respect of Profits made, earned accrued or received since the Locked Box Date in the ordinary course of the Company’s business; or

(d)	the Liability to Taxation arises or is increased as a result of:

(i)	any increase in rates of Taxation after Completion with retrospective effect; or

(ii)	a change in any Tax Statute or in the published practice of a Tax Authority announced and occurring after Completion with retrospective effect; or

(iii)	any change in accounting principles introduced after Completion by any recognised accounting body with retrospective effect; or

(e)	recovery has already been made by the Buyer under the Warranties or under this Schedule in respect of the subject-matter of the Liability to Taxation; or

(f)	the Liability to Taxation is attributable to an increase in the number of companies in the same group as the Company on or following Completion; or

(g)	the Liability to Taxation would not have arisen but for a voluntary act or transaction carried out by the Buyer or the Company or their duly authorised agents after Completion; or

(h)	such Liability to Taxation arises as a result of anything done or omitted to be done at the request of or with the written approval of the Buyer (other than under a legal obligation) and which would not otherwise have been incurred; or

(i)	such Liability to Taxation would not have arisen but for a cessation of trade, or a change in the nature or conduct of the trade, by the Company on or after Completion; or

(j)	the matter giving rise to the Liability to Taxation would not have arisen but for:

(i)	a claim, election, surrender or disclaimer made, or notice or consent given after Completion by the Buyer or the Company (other than one the making, giving or doing of which was taken into account in computing a provision for Taxation in the Locked Box Accounts) under, or in connection with, a provision of an enactment or regulation relating to Taxation; or

(ii)	the Company’s failure or omission (other than at the request of the Warrantors) to make a claim, election, surrender or disclaimer, or give notice or consent under, or in connection with, a provision of an enactment or regulation relating to Taxation after Completion, the anticipated making or giving of which was taken into account in computing the provision for Taxation in the Locked Box Accounts; or

(k)	the Liability to Taxation is a liability against which a Relief other than any Buyer’s Relief is available for set off or reduces the net cost of the Liability to Taxation to the Company; or

(l)	such Liability to Taxation results from or is increased by a change of the accounting reference date of the Company on or after Completion or by any change after Completion in the accounting policies of the Company or the basis upon which the Company values its assets after Completion (in either case, save where such change is made to comply with generally accepted accounting principles or International Financial Reporting Standards applicable to the Company in force as at Completion); or

(m)	the Liability to Taxation arises or is increased as a result of any failure by the Buyer to comply with, or failure to procure the compliance of the Company with, any provision of this Schedule; or

(n)	the Profits giving rise to the Liability to Taxation were not recognised in the Locked Box Accounts.

4.	NOTIFICATION AND CONDUCT OF TAX CLAIMS

4.1	If the Company or the Buyer (as the case may be) shall become aware after Completion of a Tax Claim relevant for the purposes of this Schedule, the Buyer shall as soon as reasonably practicable (and in the case of an assessment to or an actual demand for payment of Taxation in any event within 15 Business Days) give written notice of the Tax Claim to the Warrantors but any failure to give that written notice within the said time limit shall not affect the rights of the Company or the Buyer under this Schedule except to the extent that the Warrantors’ liability under this Schedule is increased by such failure.

4.2	Subject to paragraph 4.3, if the Warrantors shall first indemnify the Company and the Buyer (as the case may be) to the Buyer’s reasonable satisfaction against all liabilities including all losses, costs, interest, damages and expenses and including without limitation interest on overdue Taxation which has to be paid before the matter to which the relevant Tax Claim relates can be appealed) which may be incurred, the Buyer shall and shall procure that the Company shall take such action and give such information and assistance in connection with that Company’s affairs as the Warrantors may reasonably request in writing to dispute, defend, resist, appeal or compromise the Tax Claim (such a Tax Claim where action is so requested being referred to below as a “Dispute”) including but not limited to applying to postpone (so far as legally possible) the payment of any Taxation, provided that the Buyer shall not be obliged to allow the Warrantors to act as agent in respect of any dealings with any Tax Authority.

4.3	The Buyer shall not be obliged to procure that the Company appeals against any Tax Dispute if, having given the Warrantors written notice of the relevant Tax Claim in accordance with paragraph 4.1, it has not within twenty Business days of the giving of such notice, and no later than five Business Days before the expiry of any time limit for the making of such appeal, received written instruction from the Warrantors to do so, and, where payment of or in respect of the Tax concerned is required before the making of the appeal, received in cleared funds the amount required so to be paid.

4.4	The actions which the Warrantors may request under paragraph 4.2 shall include the relevant Group Company or Companies applying to postpone (so far as legally possible) the payment of any Taxation. The Buyer shall, and shall procure that the relevant Group Company or Companies shall, provide the Warrantors with copies of all material correspondence entered into and notes of any material conversations or meetings with any Taxation Authority to the extent that such correspondence or notes relate to the Tax Claim in question and no material written communications pertaining to the Tax Claim shall be transmitted to the relevant Taxation Authority without the prior written approval of the Warrantors (such approval not to be unreasonably withheld or delayed). The Warrantors shall keep all such information confidential.

4.5	The relevant Group Company or the Buyer (as the case may be) shall be at liberty without reference to the Warrantors to admit, compromise or otherwise deal with any Tax Claim after whichever is the earliest of:

(a)	the receipt of a written notice from the Warrantors to the effect that it considers the Tax Claim should no longer be resisted;

(b)	the expiry of a period of 20 Business Days following the service of a notice by the Buyer on the Warrantors requiring the Warrantors to clarify or explain the terms of any request made under paragraph 4.2 if no reasonably satisfactory written clarification or explanation is received by the Buyer within that period; and

(c)	if appropriate, the expiry of any period prescribed by applicable legislation for the making of an appeal against either the Tax Claim in question or the decision of any court or tribunal in respect of any such Tax Claim.

4.6	The Warrantors shall not be entitled to request that the Buyer takes any action or procures that any action is taken under this paragraph 4 if either it appears to the Buyer (having given the Warrantors opportunity to refute such appearance or allegation) that the Seller has, or the relevant Company whilst it was under the control of the Warrantors has, committed acts or omissions which may constitute fraud or misfeasance, or it is alleged by the Taxation Authority in question that the Warrantors have, or the Company whilst it was under the control of the Warrantors has, committed acts or omissions which may constitute negligence.

4.7	Notwithstanding anything to the contrary in this paragraph 4, the Buyer shall not be obliged to:

(a)	take or procure that the Company takes any action, the effect of which is, or is reasonably likely, adversely to affect the Tax position of the Company or the Buyer in respect of accounting periods ending after Completion (and, without limitation to the foregoing, the Buyer shall be entitled to resist or appeal any Tax Claim if the Buyer considers such resistance or appeal to be in the interests of the Company); or

(b)	procure that the Company appeals against any Tax Claim in any forum beyond the first relevant appellate body unless the Warrantors at their own expense, after disclosure of all relevant information and documents by the Buyer, obtain and deliver to the Buyer an opinion in writing from independent tax counsel of at least six years’ call that, in that counsel’s opinion, the chances of success in such a further appeal would be greater than the chances of failure.

5.	PAYMENT DATE

5.1	The Warrantors shall be liable to make payment (the “due date for payment”) on or before the later of:

(a)	five Business Days prior to the date on which:

(i)	in the case of a claim under Paragraph 2.1(a) or (d) the Taxation in question would have to be paid; and

(ii)	in the case of a claim under Paragraph 2.1(b), the Taxation in question would have had to be paid but for the utilisation of the Relief in either case, in order to prevent a liability to interest or a fine, charge, penalty or surcharge from arising in respect thereof or (if earlier) no later than three Business Days prior to the date on which the Taxation in question must be paid (or would have had to be paid) in order to entitle the Company or the Buyer to make an appeal against the assessment; and

(iii)	in the case of a claim under Paragraph 2.1(c), where the Loss is of a Relief, the day on which any Taxation which would otherwise have been saved becomes due and payable, and where the Loss is of a right to repayment of Taxation, the day on which such Taxation would otherwise have been repaid; and

(iv)	in the case of a claim under Paragraph 2.1(e), the date for payment of the Liability to Taxation to which the costs or expenses relate,

(b)	five Business Days after the Buyer has served notice in writing on the Warrantors or their duly authorised agents demanding such payment.

5.2	All payments under this Schedule shall be made in cleared funds.

6.	PRE-COMPLETION TAX RETURNS

6.1	The Warrantors (or their duly authorised agents) shall (at the Warrantors’ expense) prepare all returns, computations, claims, elections, surrenders and disclaimers of the Company for all accounting periods ending on or before Completion (each a “Tax Document”), and submit them (no later than twenty Business Days prior to the expiry of any appropriate time limit) to the Buyer for signing and submission by the Company to the Tax Authority. The Warrantors shall take account of the reasonable suggested amendments and comments of the Buyer.

6.2	Subject to Paragraph 6.1, the Buyer shall procure that, so far as it is legally able to do so, the Company shall sign and submit, to the relevant Tax Authority, the Tax Documents. The Buyer shall give the Warrantors or their agents all such assistance as may reasonably be required to enable the Warrantors to prepare those Tax Documents (including the Buyer responding to any enquiry by, and conducting any dispute with, a Tax Authority).

6.3	Subject to paragraph 4 (notification and conduct of tax claims) and 6.4, the Warrantors shall have the conduct of all matters, including correspondence, relating to agreeing the outstanding returns with the relevant Taxation Authorities. The Buyer shall procure that the relevant Group Companies will take such action and give such information and assistance, including access to relevant records, as the Warrantors may reasonably require for this purpose.

6.4	The Warrantors shall provide the Buyer with drafts of all material correspondence which they intend to submit to a Taxation Authority in relation to the outstanding returns for comment. These drafts shall be provided a reasonable time before they are sent to the Taxation Authority. The Warrantors shall take account of the reasonable suggested amendments and comments of the Buyer. If the Buyer in its reasonable opinion considers that the Warrantors are not complying with their obligations under this clause 6.4 it shall be entitled, unless the Warrantors have within 15 Business Days of written notice of the breach by the Buyer to the Warrantors either offered an explanation to rebut such opinion to the reasonable satisfaction of the Buyer or alternatively rectified the alleged breach, to take over the conduct of preparing and agreeing the outstanding returns.

6.5	The Buyer shall procure that the Company affords the Warrantors or their agents such access to its books, accounts and records as is necessary and reasonable for the purposes of complying with this Paragraph 6.

7.	STRADDLE PERIOD TAX RETURN

7.1	The Buyer shall prepare the return and the computation of the Company for the accounting period in which Completion occurs and submit them in draft to the Warrantors for comment at least 1 month prior to the expiry of the time limits for their submission to the Tax Authority. The Warrantors or their agents shall return the draft return and computation to the Buyer no later than 5 business days prior to the expiry of the time limits for their submission to the Tax Authority. The Buyer shall take account of the reasonable suggested amendments and comments of the Warrantors.

7.2	The Buyer shall make reasonable endeavours to agree the documents referred to in Paragraph 7.1 above with the relevant Tax Authority as soon as possible and within the time limits prescribed by law. The Warrantors shall give the Buyer or its agents all such assistance as may reasonably be required to prepare such documents and agree them with the relevant Tax Authority (including responding to any enquiry by, and conducting any dispute with, a Tax Authority). The Warrantors shall make available to the Buyer any documents or information relating to the Company that are in their possession if necessary and reasonable for complying with this Paragraph 7.

8.	DEDUCTIONS FROM PAYMENTS

8.1	All sums payable by the Warrantors to the Buyer under this Schedule shall be paid free and clear of any set-off, counterclaim, deduction or withholding whatsoever save only as may be required by law.

8.2	If any such deduction or withholding as is referred to in Paragraph 8.1 above is required by law the Warrantors shall be obliged to:

(a)	pay to the Buyer on demand such additional sum as will, after such deduction or withholding has been made, leave the Buyer with the same net amount as it would have been entitled to receive in the absence of such deduction or withholding;

(b)	pay or account for the full amount deducted or withheld to the relevant Tax Authority in accordance with applicable law; and

(c)	furnish to the Buyer the original, or a certified copy, of a receipt or other document evidencing such payment to the relevant Tax Authority.

8.3	If any sum payable by the Warrantors to the Buyer under this Schedule shall be chargeable to Tax by any Tax Authority in the hands of the Buyer, the same obligation to make an increased payment as is referred to in Paragraph 8.2 shall apply in relation to such sum as if it were a deduction or withholding required by law unless the amount payable under this Schedule relates to an expense which is deductible for corporation tax purposes.

8.4	If the Warrantors make an increased payment pursuant to this Paragraph 8 in respect of which the Buyer has, having made all reasonable efforts to do so, obtained the benefit of any tax credit, the Buyer shall reimburse the Warrantors such amount as will leave the Buyer in the same position it would have been in had no such increased payment been made.

9.	RECOVERING FROM OTHER PERSONS

If a payment is made by the Warrantors in full discharge of a liability which has arisen under this Schedule in respect of a Liability to Taxation and the Buyer or the Company, as the case may be, subsequently recovers from any other person (other than the Buyer, the Company or any person connected with any of them for the relevant Taxation purposes) a payment in respect of the Liability to Taxation, or if the Liability to Taxation in respect of which the Warrantors have made a payment gives rise to a credit or right to repayment of Tax for the Company (such payment or credit being received by virtue of a legal right) that would not have otherwise arisen, the Buyer shall pay or procure that the Company shall repay to the Warrantors the amount received (less any reasonable costs and expenses and any Tax paid or payable by or on behalf of the Buyer or the Company in respect of it) or in respect of which a credit is given provided always that such amount does not exceed the payment originally made by the Warrantors.

10.	OVERPROVISIONS, SAVINGS AND REPAYMENTS OF TAX

10.1	If the Buyer or the Company becomes aware of a possible Overprovision, Saving or right to Repayment, then the Buyer shall notify the Warrantors of this possibility in writing as soon as reasonably practicable. The Warrantors may request the relevant Company’s auditors (at the cost of the Warrantors) to certify the amount of such Overprovision, Saving or right to Repayment.

10.2	If the auditors of the relevant Company at any time before 31 December 2019 certify (whether or not following notification under Paragraph 10.1) that there is an Overprovision, Saving or right to a Repayment, then:

(a)	the amount of any Overprovision, Saving or Repayment shall first be set off against any payment then due from the Warrantors under this Schedule;

(b)	to the extent that there is an excess, a refund shall be made to the Warrantors of any previous payment or payments made by the Warrantors under this Schedule (and not previously refunded under this Schedule) up to the amount of such excess; and

(c)	to the extent that such excess as referred to in Paragraph 10.2(b) is not exhausted, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Warrantors under this Schedule.

10.3	After the auditors have produced any certificate under this Paragraph 10, the Warrantors or the Buyer may request the auditors to review (at the expense of the party making the request) that certificate in the light of all relevant circumstances, including any facts of which they were not or it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether, in their opinion, the certificate remains correct or whether, in light of those circumstances, it should be amended.

10.4	If the auditors make an amendment to the earlier certificate and the amount of the Overprovision is revised, that revised amount shall be substituted for the previous amount and any adjusting payment that is required shall be made by or to the Warrantors (as the case may be) as soon as reasonably practicable.

11.	VAT

11.1	The Warrantors shall take such action as is necessary, including co-operating with the Buyer, the Buyer’s Group, the Company and the Subsidiaries, to procure that such members of the Retained Group as are currently within the group of companies for the purposes of sections 43 to 43C VATA 1994 of which Flamstead Holdings Limited is the representative member (the “Flamstead Holdings VAT Group”) are excluded from such group with effect from Completion or the earliest date permitted thereafter. The Warrantors shall provide the Buyer with copies of all material correspondence with HMRC in relation to securing that such members of the Retained Group are excluded from the Flamstead Holdings VAT Group, and shall keep the Buyer informed of the progress of the application for exclusion.

11.2	The Warrantors warrant and represent to the Buyer for themselves and on behalf of the Retained Group that, until the members of the Retained Group that are members of the Flamstead Holdings VAT Group have been excluded from such group, the members of the Retained Group shall comply with all their material VAT obligations.

11.3	As regards supplies made between members of the Retained Group and third parties on or before the date on which such members of the Retained Group are excluded from the Flamstead Holdings VAT Group, such payments shall be made between the Retained Group and the representative member of the Flamstead Holdings VAT Group as shall ensure that the resulting position for VAT purposes for the Company, the Subsidiaries and the Retained Group is the same as it would have been had the members of the Retained Group not been members of the Flamstead Holdings VAT Group but had been registered as a separate group for VAT purposes, except that:

(a)	if those supplies are ignored for VAT purposes because they are made between a member of the Retained Group and another member of the Flamstead Holdings VAT Group, those supplies shall also be ignored for the purposes of this paragraph 11; and

(b)	no payments shall be made in respect of supplies made before the Accounts Date where to do so would result in a benefit to, or a liability of, the Company and/or the Subsidiaries which was not reflected in the Accounts.

11.4	Any payments to be made under paragraph 11 shall be made promptly following the end of the VAT prescribed accounting period to which the payments relate.

12.	BUYER’S COVENANT

12.1	The Buyer hereby covenants with the Warrantors to pay to the Warrantors an amount equal to any Tax for which the Warrantors (or any person, other than the Company, which is or at any time has been under the control of, or under the same control as, the Warrantors) are or may be liable, together with any costs and expenses reasonably incurred by the Warrantors in connection with taking any successful action under this Paragraph 12 but only in circumstances where the Tax is directly or primarily chargeable against the Company and arises:

(a)	in respect of income, profits or gains earned, accrued or received in respect of any period after Completion where the liability in question arises because of the Company’s failure to pay Tax on such income, profits or gains; or

(b)	as a result of a failure of the Buyer or the Company to apply an amount

(i)	provided for in the Locked Box Accounts; or

(ii)	paid by the Warrantors to the Buyer under this Schedule or in satisfaction of a claim for breach of the Tax Warranties to discharge a liability to which the amount relates.

12.2	A payment to be made by the Buyer under this Paragraph 12 shall be made ten Business Days after written demand for such payment. The provisions of Paragraphs 2.2 and 8 to 10 shall apply as if references to the “Warrantors” in those Paragraphs were references to the “Buyer” and vice versa.

SCHEDULE 6

PARTICULARS OF PROPERTIES

Leasehold properties

Description of the Property	Mixing Plant at Denby Hall Business Park, Ripley, Derbyshire	Flamstead House, Unit 1, Denby Hall Business Park, Hall Road, off Derby Road, Denby, Ripley, Derbyshire

Description of Lease (lease, underlease, licence, date and parties)	Lease	Lease

Owner	Flamstead Investments Limited	Flamstead Investments Limited

Registered (and title number)	DY479163	DY413537

Contractual date of termination of lease	7 February 2027	7 February 2027

Occupier	HL Plastics Limited	HL Plastics Limited

Current Use	B1, B2, B8	B1, B2, B8

Description of the Property	New Warehouse known as Land on the North Side of Salterwood Drive, Ripley	Open Storage Space off Hall Road, Marehay, Ripley, Derbyshire

Description of Lease (lease, underlease, licence, date and parties)	Lease dated 21 September 2012	Lease

Owner	Garner Properties Limited	Garner Properties Limited

Registered (and title number)	DY472364	N/A

Contractual date of termination of lease	20 September 2027	31 December 2018

Occupier	HL Plastics Limited	HL Plastics Limited

Current Use	B1, B2, B8	Open Storage

Description of the Property	Land and Buildings south side of Cotes Park Lane, Somercotes, Alfreton, Derbyshire DE55 4NJ	Units 11 a & b, Dunscar Business Park, Blackburn Road, Dunscar, Bolton BL7 8DP

Description of Lease (lease, underlease, licence, date and parties)	Lease	Lease

Owner	Michael Bosworth and Roger Laurence Hartshorn	Deply Vale Estates Limited

Registered (and title number)	None	None

Contractual date of termination of lease	7 August 2017	7 August 2016

Occupier	HL Plastics Limited	Wegoma Machinery Sales Limited

Current Use	B1, B2, B8	Storage Distribution and Maintenance of Machinery with Ancillary Offices or such other uses B2, B8

Description of the Property	Unit 3.1, The Amber Business Centre, Ridings, Derbyshire	Unit 3.2 The Amber Business Centre, Ridings, Derbyshire

Description of Lease (lease, underlease, licence, date and parties)	Tenancy Agreement	Tenancy Agreement

Owner	Barclays Wealth Trustees (Jersey) Limited and Wallbrook Properties Limited	Barclays Wealth Trustees (Jersey) Limited and Wallbrook Properties Limited

Registered (and title number)	None	None

Contractual date of termination of lease	15 January 2017	17 May 2017

Occupier	Vintage Windows	Wegoma Machinery Sales Limited

Current Use	Storage and Manufacture of UPVC windows and any other use within B1, B2, B8	Storage and Manufacture of UPVC windows and any other use within B1, B2, B8

Description of the Property	103 Denby Bank, Derbyshire DE5 8LB	Apartment 7, Speeds Court, King Street, Alfreton, Derbyshire DE55 7WH

Description of Lease (lease, underlease, licence, date and parties)	Lease dated 9 June 2015	Tenancy Agreement

Owner	Flamstead Investments Limited	Speeds Limited

Registered (and title number)	DY474141	None

Contractual date of termination of lease	N/A	Rolling tenancy

Occupier	HL Plastics employee	Austrian Tool Makers from time to time

Current Use	Residential accommodation	Residential

SCHEDULE 7

LIMITATIONS ON CLAIMS

1.	INTERPRETATION

The definitions and rules of interpretation in this clause apply in this Schedule.

Claim	a claim for breach of any of the Warranties.

Substantiated Claim	a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a Court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

A Claim is connected with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter.

2.	FRAUD

Nothing in Schedule 7 applies to a claim under this agreement that arises as a result of dishonesty or fraud by the Warrantors or the Sellers.

3.	MAXIMUM AGGREGATE LIABILITY

3.1	The maximum aggregate liability of the Sellers for all claims under this agreement when taken together shall not exceed the Purchase Price.

3.2	The maximum aggregate liability of the Warrantors under or in relation to the Warranties (other than the Fundamental Warranties) and the Tax Covenant shall not exceed the sum set out against their respective names in column 4 of Schedule 1.

4.	RETENTION ACCOUNT

The Warrantors shall be entitled to require that Claims under the Warranties and the Tax Covenant are first settled from funds in the Retention Account for the time being.

5.	DE MINIMIS

The Warrantors shall not be liable for a Claim unless:

5.1	the claim becomes a Substantiated Claim and the amount of that Substantiated Claim, or of a series of connected Substantiated Claims of which that Substantiated Claim is one, exceeds £50,000 (fifty thousand pounds); and

5.2	the amount of the Warrantors’ liability in respect of such Claim when aggregated with the Warrantors’ liability for any other Substantiated Claims that are not excluded under paragraph 5.1 exceeds £500,000 (five hundred thousand pounds), in which case the Warrantors shall subject always to paragraph 5.1 be liable for the whole amount claimed and not just the excess over £500,000.

6.	TIME LIMITS

6.1	The Warrantors are not liable for a Claim or a claim under the Tax Covenant unless the Buyer has given the Warrantors notice in writing of the Claim or the claim under the Tax Covenant, summarising as far as is known to the Buyer the nature of the Claim or claim under the Tax Covenant and the amount claimed:

6.1.1	by 31 December 2019 in the case of a claim made under the Tax Warranties or the Tax Covenant;

6.1.2	in any other case (other than the Fundamental Warranties), within the period of 18 months beginning with the Completion Date. For the avoidance of doubt, there shall be no time limit for any claim made under the Fundamental Warranties.

6.2	Except with respect to any claim that becomes a Substantiated Claim, and/or a claim under the Tax Covenant, any Claim notified in accordance with paragraph 6.1 shall (if not previously satisfied, settled or withdrawn) be deemed to have been withdrawn (and no new Claim may be made in respect of the matter, facts or circumstances giving rise to such claim) unless legal proceedings in respect of the Claim have been issued and fully served on the Warrantors within twelve months of the date upon which the notice of the Claim was given in accordance with paragraph 6.1.

7.	EXCLUSIONS: AFTER COMPLETION

The Sellers shall not be liable in respect of any Claim to the extent that the matter or circumstance giving rise to such Claim arises, occurs or is otherwise attributable to, or the Sellers’ liability pursuant to such Claim is increased as a result of:

7.1	any voluntary act, omission, transaction or arrangement of the Buyer, the Company or any of the Subsidiaries (or their respective directors, employees or agents) on or after Completion except where such act, transaction, omission or arrangement was:

7.1.1	carried out or effected pursuant to a legally binding obligation entered into on or before the date of this agreement; or

7.1.2	in the ordinary course of business of the Company or the Subsidiaries as carried on at Completion;

7.2	any voluntary act, omission, transaction or arrangement carried out at the written request, or with the written consent of the Buyer before Completion; or

7.3	any change after Completion in the accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets or liabilities of the Company or any of the Subsidiaries (other than a change made in order to comply with Accounting Standards).

8.	EXCLUSIONS: PROVISIONS ETC

The Warrantors are not liable for a Claim to the extent that:

8.1	the Claim relates to any matter specifically provided for in the Accounts or the Locked Box Accounts;

8.2	any liability thereunder arises or is increased wholly or partly as a result of any legislation not in force at the date of this agreement which takes effect retrospectively;

8.3	it is a liability for Tax, arising as a result of transactions in the ordinary course of its business (including distributions or the acquisition and disposal of capital assets by any of the Company or the Subsidiaries) since the Accounts Date.

9.	THIRD PARTY RECOVERY

9.1	If, in respect of any matter which would give rise to a Claim, the Buyer, the Company or any of the Subsidiaries is entitled to make a claim under any policy of insurance, then the Buyer shall and shall procure that the Company or any of its Subsidiaries (as the case may be) shall, use its reasonable endeavours to make recovery from its insurers. Liability in respect of any such Claim shall then be reduced by the amount recovered under such policy of insurance (less all costs, charges and expenses incurred in recovering that sum from its insurers), or extinguished if the amount recovered exceeds the amount of the Claim.

9.2	Where the Buyer or the Company or any of its Subsidiaries is at any time entitled to recover from some other person (not being the Buyer or any member of the Buyer’s

Group or the Company or the Subsidiaries or an insurer) (Third Party) any sum in respect of any matter giving rise to a Claim, the Buyer shall use its reasonable endeavours to enforce such recovery:

9.2.1	If the Buyer recovers any amount from a Third Party, the amount of the Claim shall then be reduced by the amount recovered (less all costs, charges and expenses reasonably and properly incurred in recovering that sum from such Third Party) or be extinguished if the amount recovered exceeds the amount of the Claim.

9.2.2	If the Warrantors at any time pay to the Buyer an amount pursuant to a Claim and the Buyer subsequently becomes entitled to recover from a Third Party any sum in respect of the matter giving rise to such Claim, the Buyer shall use its reasonable endeavours to enforce such recovery, and shall repay to the Warrantors as soon as possible so much of the amount paid to the Warrantors as does not exceed the sum recovered from such Third Party (less all costs, charges and expenses incurred in recovering that sum from such Third Party).

10.	THIRD PARTY CLAIM

10.1	The provisions of this paragraph 10 shall apply in the event that any claim is made or threatened by any third party against the Buyer, the Company or any Subsidiary, which may reasonably be considered likely to give rise to a Claim (Third Party Claim).

10.2	In the event of a Third Party Claim, the Buyer shall:

10.2.1	as soon as reasonably practicable, and in any event with 5 Business Days of the date upon which the Buyer (or any other member of the Buyer’s Group) becomes aware of the Third Party Claim give written notice of the Third Party Claim to any of the Warrantors, specifying in reasonable detail the nature of the Third Party Claim; and

10.2.2	keep the relevant Warrantor fully informed of the progress of, and all material developments in relation to, the Third Party Claim and provide the relevant Warrantor with copies of all material information and correspondence relating to such claim (such relevant Warrantor being permitted to share all relevant information with the other Warrantor);

10.2.3	give (and procure that each member of the Buyer’s Group shall give) the Warrantors and their professional advisers access at reasonable times (and on reasonable prior notice) to its premises and personnel, and to any relevant assets, accounts, documents or records within its control, for the purposes of enabling the Warrantors and their advisers to assess the Third Party Claim, and enabling the Warrantors to exercise their rights under this paragraph 10.2 and paragraph 10.3.

10.3	Subject to the Warrantors indemnifying the Buyer in accordance with paragraph 10.4, the Buyer shall:

10.3.1	take (and shall procure that each member of the Buyer’s Group shall take) such action as the Warrantors may reasonably request in writing to avoid, dispute, resist, mitigate, compromise or defend the Third Party Claim and to appeal against any judgment given in respect of it;

10.3.2	not (and shall procure that no other member of the Buyer’s Group shall) agree any compromise or settlement, or make any admission of liability or payment in relation to a Third Party Claim without the prior written consent of the Warrantors (such consent not to be unreasonably withheld or delayed); and

10.3.3	if required by the Warrantors in writing, delegate the conduct of any legal proceedings in respect of the Third Party Claim to the Warrantors (Proceedings). For this purpose, the Buyer shall retain such firm of solicitors as is selected by the Warrantors to proceed on behalf of the Buyer, the Company or the relevant Subsidiary (as the case may be) in relation to the Proceedings in accordance with the instructions of the Warrantors, and the Buyer shall give such information and assistance as the Warrantors or the appointed solicitors may reasonably require in connection with the conduct of the Proceedings.

10.4	The Warrantors shall indemnify the Buyer to its reasonable satisfaction in respect of all costs, charges and expenses that are reasonably and properly incurred by the Buyer (or any other member of the Buyer’s Group) as a consequence of any actions taken at the request of the Warrantors in accordance with paragraph 10.2 or paragraph 10.3.

10.5	The Warrantors shall have no liability in respect of a Claim or any indemnity claim to the extent that the liability pursuant to the relevant Claim or any indemnities or is increased as a result of the failure by the Buyer (or any other member of the Buyer’s Group) to act in accordance with any reasonable request or direction given by the Warrantors in accordance with paragraph 10.2

11.	DOUBLE RECOVERY

Neither the Buyer nor any member of the Buyer’s Group shall be entitled to recover damages, or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss arising from any shortfall, damage, deficiency, breach or other event or circumstances which gives rise to more than one claim, indemnity claim or claim under the tax covenant in respect of such loss.

SCHEDULE 8

EARN-OUT CONSIDERATION

1.	DEFINITIONS

1.1	The definitions in this paragraph apply in this agreement.

Earn-out Payment	has the meaning given in paragraph 2.1 of this Schedule. the period beginning on Completion and ending on 31 July 2018 (or if earlier the Reference Date).
Earn-out Period

Earn-out Statement	has the meaning given in paragraph 3.2 of this Schedule.

EBITDA	in relation to a Financial Period, the consolidated profits of the Company for that period with the following adjustments all as derived from the Reference Accounts for that Financial Period:

• before deducting Taxation;

• adding back interest;

• adding back depreciation and amortisation;

• excluding any dividends paid or payable by the Company or any of its subsidiaries; and

• adding back (or deducting as appropriate) any payments, fees, or charges made to or for the benefit of the Buyer or the Buyer’s Group to the extent such payments, fees or charges are not on arm’s length commercial terms.

Expert	means a partner of at least 5 years’ standing at an independent leading UK firm of accountants.

Financial Period	the twelve month financial period ended on the Reference Date.

Objection Notice	has the meaning given in paragraph 3.3 of this Schedule.

Reference Accounts

in relation to a Financial Period the consolidated accounts of the Company and its subsidiaries as at and to the last day of that Financial Period, including a balance sheet and profit and loss account, prepared in accordance with paragraph 3.1 of this Schedule.

Reference Date	determined in accordance with paragraph 2.2 or 2.3 of this Schedule.

Resolution Notice	has the meaning set out in paragraph 3.6 of this Schedule.

Review Period	has the meaning set out in paragraph 3.3 of this Schedule.

2.	EARN-OUT CONSIDERATION

2.1	As additional consideration for the Sale Shares, the Buyer shall pay to the Sellers (Earn-out Payment) an amount equal to 42.5% of EBITDA in respect of the Financial Period ending on the Reference Date, such payment to be calculated and paid in accordance with the remaining provisions of this Schedule.

2.2	For the purpose of calculating the Earn-Out Payment the Reference Date shall, subject to paragraph 2.3, be 31 July 2018 unless Roger Hartshorn shall elect for 31 July 2016 or 31 July 2017 to be the Reference Date and such election has been made by notice in writing to the Buyer within the 3 month period following either 31 July 2016 or 31 July 2017. For the avoidance of doubt there may only be one Reference Date and one Earn-Out Payment.

2.3	In the event that Roger Hartshorn shall resign as chief executive officer of the Company during the Earn-Out Period then, unless a Reference Date has already been fixed pursuant to and in accordance with paragraph 2.2, the Reference Date shall be the 31 July next following the effective date of Roger Hartshorn ceasing to be the chief executive officer of the Company.

2.4	Any Earn-out Payment that the Buyer is required to pay pursuant to this Schedule shall be paid to the Sellers in cash in £ sterling within 10 Business Days of the amount of the Earn-Out Payment being agreed or determined in accordance with the provisions of this Schedule. Payment of any Earn-Out Payment in accordance with this clause shall be a good and valid discharge of the Buyer’s obligation to pay the sum in question and the Buyer shall not be concerned to see the application of the monies so paid.

2.5	Except as permitted under paragraph 8 of this Schedule, the Earn-Out Payment shall be paid without deduction set off or counter claim and if not paid in full on the due date the Earn-Out Payment shall bear interest at the rate of 4% per annum above the base lending rate of Lloyds Bank for the time being from the due date until the date of actual payment of the Earn-Out Payment.

3.	EARN-OUT STATEMENT AND AGREEMENT OF EARN-OUT PAYMENTS

3.1	The Reference Accounts shall be prepared using the same accounting standards, policies, principles and practices (consistently applied) used in the preparation of the Accounts (and irrespective of any changes in applicable laws or regulations after the Accounts Date).

3.2	In relation to the Financial Period, the Buyer shall procure that the Reference Accounts for that Financial Period are prepared as soon as practicable and in any event within 30 Business Days following the Reference Date or, if later, the date of the election notice referred to in paragraph 2.2 of this Schedule and the Buyer shall promptly deliver to the Sellers a copy of the relevant Reference Accounts and a statement prepared by the Buyer (Earn-out Statement) setting out in reasonable detail:

3.2.1	its calculation of EBITDA for the Financial Period; and

3.2.2	its calculation of the resulting Earn-Out Payment payable in respect of that Financial Period.

3.3	The Sellers shall, within 20 Business Days following receipt of the Reference Accounts and the Earn-out Statement (Review Period), deliver to the Buyer a written notice stating whether it agrees with the Earn-out Statement and the calculation of the Earn-out Payment set out in it. In the case of disagreement, the notice (Objection Notice) shall specify the areas disputed by the Sellers and describe, in reasonable detail, the basis for the dispute.

3.4	If, within the Review Period, the Sellers fail to deliver an Objection Notice in accordance with paragraph 3.3 then they shall, with effect from the expiry of the Review Period, be deemed to agree the Earn-out Statement and the calculation of the Earn-out Payment specified in it.

3.5	During the Review Period, the Buyer shall upon reasonable notice and during normal business hours, permit the Sellers (and their professional advisers) to access and review the Buyer’s working papers relating to the preparation of the Reference Accounts and the Earn-out Statement and such books and records of the Company and its subsidiaries as the Sellers (or their professional advisers) may reasonably require for the purpose of reviewing the Reference Accounts and the Earn-out Statement and the calculation of the Earn-out Payment, in the case of the Buyer’s accountants subject to the Sellers agreeing to sign any hold harmless letter required to be signed by the Buyer’s accountants.

3.6	If the Sellers serve an Objection Notice during the Review Period in accordance with paragraph 3.3 of this Schedule, the parties shall negotiate in good faith to resolve the disputed matters and agree the amount of the Earn-out Payment as soon as reasonably possible. If the parties are unable to reach agreement within 20 Business Days following the service of the Objection Notice, then at any time following the expiry of such period either party may, by written notice to the other (Resolution Notice), require the disputed matters to be referred to an Expert for determination in accordance with paragraph 4 of this Schedule.

3.7	Each party shall bear its own costs incurred in connection with the preparation, review and agreement of the Earn-out Statement and the calculation of the Earn-out Payment.

4.	EXPERT DETERMINATION

4.1	If a Resolution Notice is served by either party, the parties shall use all reasonable endeavours to reach agreement regarding the identity of the person to be appointed as the Expert and to agree terms of appointment with the Expert as soon as reasonably possible. Neither party shall unreasonably withhold its agreement to the terms of appointment proposed by the Expert or the other party.

4.2	If the parties fail to agree on an Expert and his terms of appointment within 10 Business Days of either party serving details of a proposed Expert on the other, then either party shall be entitled to request the President for the time being of the Institute of Chartered Accountants of England and Wales to appoint the Expert and to agree his terms of appointment on behalf of the parties.

4.3	The parties shall co-operate with the Expert and shall provide (and in the case of the Buyer shall procure that the Company and each of the Subsidiaries provides) such assistance and access to such documents, personnel, books and records as the Expert may reasonably require for the purpose of making his determination.

4.4	The parties shall be entitled to make submissions to the Expert including oral submissions, and each party shall, with reasonable promptness, supply the other party with all such information and access to its documentation, books and records as the other party may reasonably require in order to make a submission to the Expert in accordance with this paragraph.

4.5	To the extent not provided for in this paragraph 4, the Expert may in his reasonable discretion determine such other procedures to assist with the conduct of his determination as he considers just or appropriate including (to the extent he considers necessary) instructing professional advisers to assist him in reaching his determination.

4.6	Unless otherwise agreed by the parties, the Expert shall be instructed to make his determination in writing (including the reasons for his determination) and to provide a copy to each party as soon as reasonably practicable and in any event within 30 Business Days of his appointment.

4.7	The Expert shall act as an expert and not as an arbitrator. Save in the event of manifest error or fraud the Expert’s determination of any matters referred to him in accordance with this Schedule shall be final and binding on the parties.

4.8	If an appointed Expert dies or becomes unwilling or incapable of acting, or does not deliver his determination within the period required by this paragraph 4:

4.8.1	the parties shall use all reasonable endeavours to agree the identity and terms of appointment of a replacement Expert;

4.8.2	if the parties fail to agree and appoint a replacement Expert within 10 Business Days of a replacement being proposed in writing by one party, then either party may apply to the President for the time being of the Institute of Chartered Accountants of England and Wales to discharge the appointed Expert and to appoint a replacement Expert; and

4.8.3	this paragraph 4 shall apply in relation to each and any replacement Expert as if he were the first Expert appointed.

4.9	Each party shall act reasonably and co-operate to give effect to the provisions of this paragraph 4 and shall not do anything to hinder or prevent the Expert from reaching his determination.

4.10	Each party shall bear and pay its own costs incurred in connection with the Expert’s determination pursuant to this paragraph 4. The Expert’s fees and any costs or expenses incurred in making his determination (including the fees and costs of any advisers appointed by the Expert) shall be borne equally between the Buyer and the Sellers, or in such other proportions as the Expert may direct.

5.	CEO AND GOOD FAITH

5.1	The Buyer and the Sellers agree that the sole chief executive officer of the Company for the duration of the Earn-Out Period shall be Roger Hartshorn (provided he has not resigned or been dismissed in accordance with the terms of his service agreement with the Company).

5.2	The Buyer and the Sellers agree that they shall act in good faith in relation to the Earn-Out Payment and that for the duration of the Earn-out Period they shall not take any action (or cause or permit anything to be done) with the intention of artificially avoiding, reducing or increasing the amount of the Earn-out Payment.

6.	CONDUCT OF BUSINESS DURING THE EARN-OUT PERIOD

The Buyer undertakes to the Sellers that for the duration of the Earn-out Period (other than with the consent in writing of Roger Hartshorn, such consent not to be unreasonably withheld):

6.1	the business of the Company and its subsidiaries shall be carried on independently of any other business carried on by the Buyer’s Group;

6.2	it shall procure the Company and its subsidiaries shall be supplied with sufficient working capital for their reasonable requirements in accordance with the annual budget prepared by the Company and approved by the Buyer;

6.3	it shall not sell, transfer or otherwise dispose of, any of the shares in the capital of the Company or any of its subsidiaries (or enter into any agreement to do so) other than to another member of the Buyer’s Group;

6.4	it shall procure that the neither the Company nor any of its subsidiaries shall sell, transfer or otherwise dispose of any shares in the capital of any subsidiary, or all or a material part of its business, assets or undertaking (or enter into an agreement to do so) other than to another wholly owned subsidiary of the Company;

6.5	it shall not cause or permit any of the following:

6.5.1	a material change to the scope or nature of the business of the Company or any of its subsidiaries, or the manner in which any such business is carried on;

6.5.2	the proposal or passing of a resolution to wind up the Company or any of its subsidiaries;

6.6	any management charges, fees or other intra-group charges or any interest payments on intra-group borrowings to be levied on the Company or any of its subsidiaries by another member of the Buyer’s Group;

6.7	all intra-group transactions between the Company or any of its subsidiaries and another member of the Buyer’s Group shall be undertaken on an arm’s length basis and upon reasonable commercial terms;

6.8	it shall not (and shall procure that no other member of the Buyer’s Group shall) intentionally divert or redirect any trading, business opportunities or revenues or any customer, client or supplier away from the Company or any of its subsidiaries, or establish, acquire or develop any business that competes with or is similar to the business of the Company or any of the Subsidiaries as carried on at Completion;

7.	ACQUISITIONS

7.1	The Buyer and the Sellers agree that neither the Company nor any of its subsidiaries shall acquire any shares or other membership interest in another entity or all (or a material part) of the assets or undertaking of another entity without the prior written agreement of the Buyer and Roger Hartshorn (Permitted Acquisition);

7.2	It is hereby agreed that in the event of a Permitted Acquisition the Buyer and Roger Hartshorn may agree in good faith any adjustments to the calculation of EBITDA to reflect (amongst other things) the effect of the Permitted Acquisition on the Company and its subsidiaries (including, but not limited to, any post-acquisition synergies and growth in the business of the Company and its subsidiaries relating to the Permitted Acquisition which may impact the calculation of EBITDA). If the parties are unable to reach agreement on the adjustments to be made to the calculation of EBITDA, then either party may, by written notice to the other, require the disputed matter to be referred to an Expert for determination in accordance with paragraph 4 of this Schedule (which shall apply to this paragraph mutatis mutandis).

8.	CLAIMS AGAINST THE SELLERS

8.1	The Buyer shall be entitled to deduct the amount of any Substantiated Claim against the Sellers which remains unsatisfied from the amount of any Earn-Out Payment prior to its payment and any deduction shall pro tanto satisfy the liability concerned.

9.	MEANING OF SELLERS

In this Schedule reference to the Sellers shall mean only those of the Sellers specified in Schedule 1 as participating in the Earn-Out Payment.

Signed by Roger Laurence Hartshorn

Signed by Janet Hartshorn (acting by her duly appointed Attorney Roger Laurence Hartshorn)

Signed by Michael Bosworth

Signed by Joan Bosworth (acting by her duly appointed Attorney Michael Bosworth)

Signed by Roger Hartshorn for and on behalf of Garner Properties Limited

Signed by for and on behalf of Quanex Building Products Corporation